



As filed with the Securities and Exchange Commission on September 2, 2011.
File No. 024-10291.

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

## AMENDMENT NO. 3
## TO FORM 1-A
## REGULATION A OFFERING STATEMENT

***UNDER***
***THE SECURITIES ACT OF 1933***



# ZENVAULT MEDICAL CORPORATION

**(Exact name of issuer as specified in its charter)**

| Colorado | 7389 | 27-3255818 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

**450 East Happy Canyon Road**
**Castle Rock, Colorado 80108**
**(303) 810-7719**
**(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)**

**John C. Botdorf**
**Chairman of the Board**
**ZenVault Medical Corporation**
**450 East Happy Canyon Road**
**Castle Rock, Colorado 80111**
**(303) 810-7719**
**(Name, address, including zip code, and telephone number, including area code, of agent for service)**

***Copies to:***

**Robert W. Walter, Esq.**
**Richardson & Patel, LLP**
**10900 Wilshire Boulevard, Suite 500**
**Los Angeles, California 90024**
**(310) 208-1182**
**(310) 208-1154—Facsimile**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

**This offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.**

**PRELIMINARY OFFERING CIRCULAR**

# 9,200,000 Shares


ZENVAULT
MEDICAL

# Series A Preferred Stock

ZenVault Medical Corporation is offering up to 9,200,000 shares of our Series A preferred stock (the "Preferred Stock") on a "best efforts" basis directly through its officers and directors, who will not receive any commissions or other remuneration for selling Preferred Stock. The shares will be sold at a price of $.50 per share, for total proceeds of up to $4,600,000. Unless we determine to terminate the offering earlier, the offering will continue until we raise $4,600,000 in proceeds. Funds received in payment for the offered Preferred Stock will be deposited in an escrow account at American National Bank, Denver, Colorado (the "Escrow Agent") and held in escrow until we notify the escrow agent of one or more closings, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds released in accordance with the escrow agreement. Subject to the receipt of a minimum of $250,000 in proceeds, the proceeds of this offering will be available to us immediately following each closing. The minimum proceeds may become available to us on or after expiration of the rescission offer described below, which is 30 days from the date of this offering circular. We will bear all expenses of this offering.

We may retain the services of one or more finders or broker-dealers to assist us in selling the Preferred Stock. At the date of this offering circular, we have not entered into any written agreement with, or otherwise engaged, any finders or broker-dealers. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds of the offering.

**Investing in our Preferred Stock involves significant risks. See "Risk Factors" beginning on page 13 to read about factors you should consider before buying our Preferred Stock in this offering**

The table below illustrates the minimum and maximum aggregate offering, the maximum compensation we would pay to any finders or broker-dealers we engage, and the proceeds to us before other offering expenses. The actual offering amount, commissions, and proceeds to us are not presently determinable and may be substantially less that the total maximum amounts below.

| | Price to Public | Commissions (1) | Proceeds to Issuer or Other Persons (2) |
|---|---|---|---|
| Per share | $ .50 | $ .05 | $ .45 |
| Total minimum offering | $ 250,000 | $ 25,000 | $ 225,000 |
| Total maximum offering | $ 4,600,000 | $ 460,000 | $ 4,140,000 |

(1) Please see "Plan of Distribution" beginning on page 62.
(2) Before payment of estimated other offering expenses of $50,000, assuming sale of the minimum offering, and $90,000, assuming sale of the maximum offering, , all of which will be borne by us.

In addition to the offering of the Preferred Stock described above, we are offering, under the terms and conditions described in this offering circular, to rescind (the "Rescission Offer") the prior purchase of 682,000 shares of Series A preferred stock (the "Rescission Shares") by subscribers (the "Prior Subscribers") during the period beginning on February 1, 2011 and terminating on April 22, 2011 (the "Purchase Period").

The Rescission Offer applies only to purchases of Rescission Shares during the Purchase Period. If you are a Prior Subscriber and purchased Rescission Shares during the Purchase Period then, by accepting the Rescission Offer, you are agreeing to resell to us the Rescission Shares you purchased at the price you paid, as of the date that is 30 days from the date of this offering circular (the "Expiration Date"). If you accept the Rescission Offer, you will also receive interest at a rate of 6% per annum on the original purchase price of the Rescission Shares from the date you purchased the Rescission Shares through the Expiration Date. The Rescission Offer will expire at 5:00 p.m., MDT, on [•], 2011, which is the Expiration Date.

A Rescission Offer Election Form is set forth as Exhibit A to this offering circular. You may accept the Rescission Offer by marking the box next to, "I ACCEPT THE RESCISSION OFFER" and returning the Rescission Offer Election Form to us by facsimile transmission at (303) 814-1495, or by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108. You do not need to take any action to reject the Rescission Offer. If you fail to mark the "I ACCEPT THE RESCISSION OFFER" box and return the Rescission Offer Election Form to us by facsimile transmission or U.S. Postal Service on or before the Expiration Date, you will be deemed by us to have rejected the Rescission Offer. Acceptance or rejection of the Rescission Offer may prevent you from maintaining any action against us based on a claim that we failed to register the Rescission Shares. In addition, any such claim may be barred by applicable statutes of limitation. See "Risk Factors – Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer" on page 23.

---

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" FOR A DISCUSSION OF RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITY OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

---

**The date of this offering circular is [•], 2011**

## TABLE OF CONTENTS



**You should rely only on the information contained in this offering circular in making your investment decision. We have not authorized anyone to provide you with additional or different information from that contained in this offering circular. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell shares of our Preferred Stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this offering circular, regardless of its time of delivery or of any sales of shares of our Preferred Stock. Our business, financial condition, results of operations or cash flows may have changed since such date.**

By accepting this offering circular, you agree that you will hold the information contained in the offering circular and the transactions contemplated hereby in confidence. You are not permitted to distribute this offering circular to any person, other than a person retained to advise you in connection with the purchase of the Preferred Stock. We reserve the right to reject any offer to purchase the Preferred Stock or any portion thereof, sell less than the maximum number of shares of Preferred Stock described in this offering circular, or allocate to any purchaser less than all of the Preferred Stock for which the investor subscribed.

Unless otherwise indicated or unless the context requires otherwise, all references in this offering circular to "ZenVault," "the "Company," "we," "us," "our," or similar references, mean ZenVault Medical Corporation. References to "ZeroNines" in this offering circular mean ZeroNines Technology, Inc., a related party which developed the Always Available™ business continuity platform that we license, and which will own approximately 33% of our capital stock, on an as-converted basis, on the final closing date of this offering. References to "Z9 Services Group" in this offering circular mean Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines. Please see "Related Party Transactions and Conflicts of Interest" on page 53 for further information about our relationship and transactions with ZeroNines and its subsidiary.

References in this offering circular to the "cloud" or "cloud-based" mean on-demand network access to a shared pool of configurable computing resources such as servers, storage, applications and services that can be rapidly provisioned and that do not require end-user knowledge of the physical location and configuration of the system delivering the services. References in this offering circular to "consumer end users" or "end users" mean consumers who access our portal to manage, view or authorize the sharing of their personal health records. References in this offering circular to "PHR" mean personal health records.

This offering circular and its exhibits may be provided in electronic form to prospective investors. Summaries of documents contained in this offering circular may not be complete, and we refer you to such documents for a more complete understanding of the documents we discuss in this offering circular. Many of these documents are exhibits to this offering circular and may be obtained from us on request. You may also obtain a copy of the escrow agreement by submitting a request to us. This offering circular contains trademarks, service marks, copyrights and trade names of ZenVault, ZeroNines and other companies which are the property of their respective owners.

For investors outside the United States, we have not taken any action that would permit this offering or the possession or distribution of this offering circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this offering circular.

We are responsible for all of the disclosure in this offering circular. Information regarding market and industry statistics contained in this offering circular is based on independent publications, governmental publications, or other independent sources available to us which we believe are accurate.

## SUMMARY

*The following summary highlights selected information from this offering circular and does not contain all of the information that you should consider before investing in our preferred stock. This offering circular contains information regarding our business and detailed financial information. You should carefully read this entire offering circular, including the factors described under the heading "Risk Factors," and the financial statements and related notes before making an investment decision.*

### About ZenVault

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next two modules we have designed and expect to add to the ZenVault portal in the second quarter of 2012. The emergency medical services (EMS) module is designed to allow EMS personnel to access permitted PHR (such as known allergies and physician information) from Internet-equipped ambulances, helicopters and other rescue vehicles. The powerful medical professional module is designed for physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the EMS and medical professional modules will mark our successful achievement of several business objectives:

- offering EMS personnel rapid and continuous access to critical information that can accelerate accurate decision-making in the midst of emergencies and disasters;
- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto the single, scalable, software-driven, cloud-based ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and authorized medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment and will purchase a subscription fee-based cloud storage solution for PHR if it is encrypted, highly secure, flexible, continuously available, and easy-to-use.

In August 2011, we entered into an agreement with ZeroNines under which we were granted 30-year rights to use the ZeroNines Always Available™ business continuity platform for consumer-branded portals and web sites using healthcare, medical, biomedical, insurance, college, legal and personal finance applications. We may evaluate expansion opportunities outside of healthcare and medical applications in the future as our business model evolves, if sufficient capital is then available in order to do so.

**Our Sales, Marketing and Revenue Generation Strategies**

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners in this offering circular. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ business continuity platform to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the EMS and medical professional modules in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices and hospitals. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;
- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;
- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and
- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the EMS and medical professional modules will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners, EMS providers, and medical professionals to revenue-generating collaborators, positioning us to recruit a diversified base of end users.

## The Healthcare Market

The global healthcare market represents one of the world's largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. According to the Organization for Economic Cooperation and Development's (OECD) Health Data 2011, health spending reached an average of 9.5% of worldwide GDP in 2009. Applying the average health spending of 9.5% of GDP in 2009 to the European Union's estimated GDP of $15 trillion, the EU's estimated total 2009 health spending was over $1.4 trillion. Accordingly, we believe that the worldwide market for health spending is comfortably in excess of $4 trillion. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar worldwide market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records.

## Our Opportunity

- *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

- *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

- *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

- *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. The OECD Health Data 2011 estimated that worldwide health spending reached an average of 9.5% of GDP in 2009. If this average is applied to the European Union's collective GDP of $15 trillion in 2009, the implied 2009 health spending in the EU was over $1.4 trillion. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Historical Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *e.g.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

**Risk Factors**

Our business is subject to a number of risks of which you should be aware. These risks are described in more detail in the "Risk Factors" section of this offering circular. These risks include:

- There is substantial doubt about our ability to continue as a going concern;
- We are a development stage company that has yet to generate revenue;
- We will require substantial additional capital to execute our business plan;
- Our business model is new and unproven;
- Our business will be subject to competition from other providers of PHR services, and may be subject to competition from entities that license or sublicense the ZeroNines Always Available™ business continuity platform;
- Our business will depend on our ability to protect and exploit our owned and licensed intellectual property;
- If we do not secure strategic partners, we may be unable to generate meaningful revenue and our growth possibilities may be curtailed;
- If security of our portal is compromised, we could lose any strategic partners and end users we secure; and
- We depend substantially on ZeroNines, and the loss of our relationship with ZeroNines for any reason would harm our business.

**Corporate Information and History**

Our executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado 80108, and our telephone number is (303) 814-8121. Additional information about us is available on our website at *www.zenvault.com*. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, part of this offering circular.

From April 2010 until our formation in August 2010, ZeroNines undertook early design and development activities related to the ZenVault portal. We were formed as a corporation on August 17, 2010. Following our formation, we entered into the Design and Build Contract with Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, under which Z9 agreed to design, build, test and deploy the ZenVault portal. In December 2010, Z9 substantially completed its obligations under the Design and Build Contract. We agreed to pay Z9 a cash purchase price of $620,000 and to issue 4,493,198 shares of Series B Preferred Stock to ZeroNines as consideration for the work performed by Z9 under the Design and Build Contract. That stock has been issued to ZeroNines, although the cash portion of the purchase price has not yet been paid. This amount is a contingent liability, as we are obligated to pay the cash portion of the purchase price only on our receipt of specified amounts of capital in this offering or from revenue.

In August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines. This agreement was intended to set forth our ownership of the ZenVault portal, describe fully the extent of our license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform, and to confirm our revenue sharing obligations with ZeroNines. Among other terms, the agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademark, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal at *www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, and:
    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;
    - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or
    - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines (if it hosts our portal), and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;
- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, biomedical, insurance, college/university, legal and personal finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities; and
- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

**The Offering**

*The following summary contains basic information about this offering and the Series A Preferred Stock, and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Series A Preferred Stock, please refer to the section of this offering circular entitled "Description of Capital Stock."*

| | |
|---|---|
| Series A Preferred Stock offered: | 500,000 shares (minimum)<br>9,200,000 shares (maximum) |
| Shares of capital stock to be outstanding after minimum offering(1): | 500,000 shares of Series A Preferred Stock<br>500,000 shares of Series B Preferred Stock<br>500,000 founders shares of common stock |
| Shares of capital stock to be outstanding after maximum offering(2): | 9,882,000 shares of Series A Preferred Stock<br>9,882,000 shares of Series B Preferred Stock<br>9,882,000 founders' shares of common stock |
| Rank, liquidity preferences, and conversion features of the Series A Preferred Stock: | The Series A Preferred Stock ranks senior to the Series B Preferred Stock, which ranks senior to the founders' shares of common stock. In the event of liquidation, sale or winding up of our affairs, holders of the Series A Preferred Stock will have the option of electing between a 10% cumulative dividend or a 50% liquidation preference based on the stated value of the Series A Preferred Stock owned. The Series A Preferred Stock may be converted into common stock at any time at the holder's election on a one-to-one basis, *i.e.*, one share of Series A Preferred Stock will convert into one share of our common stock, subject to adjustment for stock splits and similar events. |
| Options outstanding at August 1, 2011: | 2,454,000 options |
| Use of proceeds: | If we receive the minimum proceeds from this offering, we intend to use the net proceeds to pay $90,000 to Z9 Services Group, LLC, a related party, under the terms of the Design and Build Contract; to fund general and administrative expenses, including salaries for programming personnel; and to complete the design and implementation of an EMS module for our portal. If we receive the maximum proceeds from this offering, we intend to use the net proceeds to pay the full $620,000 price under the Design and Build Contract to Z9 Services Group; to pay general and administrative expenses, including salaries payable to our executive officers; to fund completion of the design and implementation of the EMS and medical practitioner modules for our portal; to pay professional fees; and the remainder will be allocated to working capital. |

(1) Reflects a reverse stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively. We refer collectively to these provisions, including the companion provisions described in footnote (2) below, as the ownership equalization provisions in this offering circular. Does not reflect (i) the acceptance or rejection of the Rescission Offer, or (ii) options to purchase 2,454,000 shares outstanding at August 1, 2011.

(2) Reflects (i) a forward stock split of the currently outstanding Series B Preferred Stock and founders' shares of common stock that will be effected pursuant to the Series B Preferred Stock designation and the founders' agreement in order to attain the ownership objective of a collective 33% ownership stake by the holders of the Series A Preferred Stock, Series B Preferred Stock, and founders' common stock, respectively, and (ii) rejection of the Rescission Offer by all Prior Subscribers. Does not reflect options to purchase 2,454,000 shares outstanding at August 1, 2011.

## Summary Selected Unaudited Financial Information

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Asset Purchase, License and Revenue Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

| **Statements of Loss Data:** | **ZeroNines Assets Sold May 1, 2010 to August 16, 2010** | **ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010** | **ZenVault Medical Corporation Six Months Ended June 30, 2011** |
|---|---|---|---|
| Expenses: | **(Unaudited)** | **(Unaudited)** | **(Unaudited)** |
| Research and development | $ 88,059 | $ — | $ — |
| General and administrative | — | 235,287 | 44,215 |
| Total operating expenses | 88,059 | 235,287 | 44,215 |
| Other income (expense), net | | 155 | 718 |
| Net income (loss) | $ (88,059) | $ (235,132) | $ (43,497) |
| Basic and diluted net loss per common share | | $ (0.06) | $ (0.01) |
| Weighted average number of common shares outstanding | | 4,004,219 | 4,004,219 |

The following table presents selected consolidated balance sheet data of ZenVault as of June 30, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and (ii) closing of the sale of the maximum shares offered, assuming the payment of commissions with respect to all shares sold and our payment of other offering expenses aggregating $50,000 (minimum) to $90,000 (maximum).

| | **As of June 30, 201** | | |
|---|---|---|---|
| | **Actual** | **Pro Forma Based on Closing Minimum Offering** | **Pro Forma Based on Closing Maximum Offering** |
| **Balance sheet data:** | **(Unaudited)** | | |
| Cash and cash equivalents | $ — | $ 175,000 | $ 4,050,000 |
| Working capital | — | 175,000 | 4,050,000 |
| Total assets | 587,823 | 422,210 | 4,297,210 |
| Total stockholders' equity | 587,823 | 422,210 | 4,297,210 |

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward- looking statements as statements containing the words "believe," "expect," "may," "will," "anticipate," "intend," "estimate," "project," "plan," "assume" or other similar expressions, although not all forward- looking statements contain these identifying words. All statements contained in this offering circular regarding our future strategy, plans and expectations, our anticipated growth, trends in our business, plans for the commercialization of our web portal, future operations, projected financial position, potential future revenues, projected costs, future prospects, and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, those relating to:

- the possibility of our operating costs increasing beyond our current expectations and our ability to fully implement our current business plan;
- our ability to obtain future financing when needed;
- our limited history, and new and unproven business model;
- our need to secure consumer participation on our portal or to develop relationships with resellers or other strategic partners that can bring users to our portal;
- the success or failure of the security measures incorporated into our portal;
- potential competition from entities that separately license or sublicense ZeroNines Always Available™ business continuity platform;
- our ability to implement technologies that do not infringe the intellectual property rights of third parties, or our ability to secure a license for such technologies;
- the results of our efforts to provide additional functionalities on our portal;
- consumer and healthcare provider acceptance of our portal in the United States or other countries;
- the introduction of cloud-based personal health records management systems by competitors;
- our ability to respond to new developments in cloud-based records management technology and new applications for cloud-based records management;
- our ability to protect our intellectual property through confidentiality and non-disclosure agreements, and ZeroNines' ability to protect its patented technology from infringement by others;
- our ability to allow users to quickly upload and store personal health information in a safe and secure manner;
- our ability to comply with data privacy and use laws, including those specifically applicable to personal health information;
- our compliance with existing governmental regulations affecting our business and our ability to respond to change in those regulations, particularly those in the healthcare industry;
- our ability to limit interruptions in service and damage to servers and other computer systems that we own or obtain the right to use;
- our ability to attract and retain qualified officers and key personnel;
- our expectations regarding the effect of the rescission offer on the rescission or damage rights of persons who purchased rescission shares; and
- our plans to develop new or additional features for our portal.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this offering circular. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our investors. We have no duty to, and do not intend to, update or revise the forward-looking statements in this offering circular after the date of this offering circular except to the extent required by the federal securities laws. You should consider all risks and uncertainties disclosed in this offering circular when making an investment decision.

## QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER

*The following questions and answers are intended to address briefly some commonly asked questions regarding the Rescission Offer. These questions and answers do not address all questions that may be important to you as a purchaser of Rescission Shares. Please refer to "The Rescission Offer" beginning on page 44 and the more detailed information contained elsewhere in this offering circular and the exhibits to this offering circular, which you should read carefully.*

**Q: What is a rescission offer?**

A: A rescission offer is an offer by the issuer of securities to repurchase such securities at their purchase price plus statutory interest.

**Q: Why are you making the Rescission Offer?**

A: On February 17, 2011, we filed an offering circular with the Securities and Exchange Commission, or SEC, which we subsequently amended on February 24, 2011 and March 29, 2011 (as amended, the "Previously Filed Offering Circular"). Following the initial filing of the Previously Filed Offering Circular and through April 22, 2011 (the "Purchase Period"), we sold 682,000 shares of Preferred Stock (the "Rescission Shares") to eight subscribers (the "Prior Subscribers"), and accepted into escrow the $341,000 purchase price (the "Purchase Price") for those shares. We did so based upon legal advice that we were permitted to make sales of Preferred Stock under the Previously Filed Offering Circular once it was filed with the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period. In order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares during the Purchase Period, we determined that we are required to make a rescission offer (the "Rescission Offer") to the Prior Subscribers who purchased Rescission Shares from us during the Purchase Period.

**Q: How can you fund the Rescission Offer if the Purchase Price for the Rescission Shares was used by you in your operations?**

A: We never authorized the Escrow Agent to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

**Q: What will I receive if I accept the Rescission Offer?**

A: If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

**Q:Am I required to accept the Rescission Offer?**

A: No. You are not required to accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary.

**Q:Should I accept the Rescission Offer?**

A: You must make your own decision about whether to accept the Rescission Offer. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

WE URGE YOU TO REVIEW THIS OFFERING CIRCULAR CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT OR REJECT THE RESCISSION OFFER.

If you have any questions about the Rescission Offer, you can call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

**Q: What is the effect of the Rescission Offer on my ability to assert claims?**

A: The rights remaining to the recipients of a rescission offer are not clearly delineated under the securities laws. For a more detailed description of the effect of the Rescission Offer on any applicable securities law claims, see "Risk Factors–The Rescission Offer may not bar claims relating to our non-compliance with securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount" and "Risk Factors–Your right of rescission, if any, may not survive if you fail to accept the Rescission Offer."

**Q: When does the Rescission Offer expire?**

A: The Rescission Offer expires at 5:00 p.m., Mountain Time, on [the Expiration Date], which is 30 days from the date of this offering circular.

**Q: What do I need to do now to accept the Rescission Offer?**

A: The Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RECESSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer.

IF YOU DO NOT CHECK THE "I ACCEPT THE RECESSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

If you accept the Rescission Offer before the Expiration Date, then we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer. Within two business days of the Expiration Date, we will instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular.

**Q: What do I need to do now to reject the Rescission Offer?**

A: You do not need to take any action to reject the Rescission Offer.

**Q: What happens if I fail to check the box next to "I ACCEPT THE RECESSION OFFER" on my Rescission Offer election form and return it to you in a timely manner?**

A: If you do not check the box next to "I ACCEPT THE RECESSION OFFER" on your Rescission Offer election form and return it to us by facsimile transmission or regular mail in a timely manner, you will be deemed to have rejected the Rescission Offer. If you reject the Rescission Offer, you will not receive any payment with respect to your Rescission Shares and will continue to own those shares.

**Q: Can I change my mind about accepting or rejecting the Rescission Offer?**

A: Yes. You can change your decision about accepting or rejecting the Rescission Offer at any time on or before the Expiration Date. To change your decision, make a copy of your Rescission Offer Election Form, cross out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

**Q: When will I receive payment for my Rescission Shares if I properly accept the Rescission Offer?**

A: Following the Expiration Date, we will within two business days instruct the Escrow Agent to send you a cashier's check in the amount of the Purchase Price for the Rescission Shares you previously purchased, together with statutory interest on that amount from the date of your purchase to the Expiration Date. The instructions to the Escrow Agent require the Escrow Agent to mail the cashier's check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

**Q: If I do not receive the cashier's check within two weeks of the Expiration Date, what should I do?**

A: If you have not received the cashier's check from the Escrow Agent within two week of the Expiration Date, please call us immediately at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com. We will promptly contact the Escrow Agent on your behalf and ask the Escrow Agent to contact you directly with the certified mail receipt number so that both you and the Escrow Agent can determine if the check was delivered, lost or is still en route. We will also take steps to follow-up with the Escrow Agent to ensure that you receive the return of your Purchase Price, together with accrued interest, as described in this offering circular.

**Q: Who can help answer my questions?**

A: If you have questions regarding the Rescission Offer, you may call us at (303) 814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

## RISK FACTORS

*An investment in our Preferred Stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this offering circular before you decide whether to buy our Preferred Stock, including our financial statements and related notes. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. In these circumstances, you could lose all or part of your investment. In addition, the risks described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business.*

### Risks Related To Our Business

***There is substantial doubt as to our ability to continue as a going concern.***

We have experienced recurring losses since inception, resulting in cumulative losses of approximately $283,429 through June 30, 2011, excluding an additional $88,059 in expenses attributable to the assets we acquired from ZeroNines in December 2010. Management has prepared our financial statements on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. We will need to obtain additional capital to continue as a going concern and to fund our operations, including to:

- build-out additional modules for the ZenVault portal;
- enhance the functionalities and features of the ZenVault portal;
- market the ZenVault portal to strategic partners;
- fund payments due under the ZeroNines design and build contract, as well as monthly royalties due to ZeroNines;
- fund capital expenditures for system hardware and cloud-related operating expenses; and
- sustain our corporate overhead requirements, and hire and retain necessary personnel.

There is no assurance we will be able to execute our business plan and create a sustainable going concern. If we do not, you may lose your entire investment.

***We are a development stage company, have a history of net losses, and we may never achieve profitability.***

We are a development stage company and have incurred net losses since our inception in August 2010. Our net losses were approximately $235,132 for the period from August 17, 2010 (inception) to December 31, 2010, and $48,297 for the six months ended June 30, 2011. At June 30, 2011, we had an accumulated deficit of $283,429. We plan to increase our operating expenses in the near future as we continue to develop additional modules, functionality and features for our portal; expand our limited marketing efforts directed to strategic partners; enhance our system and cloud-based resources; and increase our personnel resources in programming, customer service, and administrative areas. We have not generated any revenue to date from our portal. We plan to seek licensing arrangements which may provide us with potential royalties and those arrangements, if obtained, will be our primary source of revenue for the foreseeable future. We cannot be certain that licensing arrangements will be concluded, or that the terms of those arrangements will result in our receiving material revenue. If we do not generate revenue from license agreements with resellers or others, or if our operating expenses exceed our expectations, we may never achieve profitability and you could lose your entire investment.

***If we do not obtain additional financing to continue to fund our operations, we may be forced to scale back or suspend the planned development of additional functionalities for our portal, which may prevent us from obtaining license agreements and end users.***

At June 30, 2011, we had no cash or cash equivalents. We anticipate that if we receive the maximum proceeds of this offering, we will have sufficient working capital to meet our requirements for the next 18 to 24 months. If less than the maximum offering amount is raised in this offering, we expect to reduce budgeted proceeds allocated to hardware and cloud-based computing resources, and to reduce the period over which the proceeds will be applied to 12 months. Please see "Use of Proceeds" for additional information concerning our planned use of proceeds from this offering. We anticipate we will require significant additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

- progress in, and the costs of, our development of additional functionalities and related efforts to enhance our portal;
- the time necessary to secure license agreements with strategic partners and for those strategic partners to acquaint end users with our portal;
- the extent to which we are obligated to customize our portal for strategic partners, and related demands for technical support;
- the generation of any revenues from license agreements;
- the costs of scaling our portal's network architecture and cloud-based resources as end user demand increases; and
- the costs of security measures and compliance with privacy laws and regulations.

Until we can generate royalty revenue, we expect to satisfy our future cash needs through public or private sales of equity or debt securities. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If we were to obtain debt financing in the future, we may be required to grant lenders a security interest in all or a portion of our assets and issue warrants to acquire our equity securities, resulting in dilution to our stockholders' ownership. In addition, debt financing may carry restrictive covenants, including limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Equity financing would dilute the ownership interests of our existing stockholders, and may carry rights and preferences that favor newer investors over prior investors. If we are unable to raise additional capital when required or on acceptable terms, then we may have to significantly delay, scale back or discontinue development of additional functionalities for our portal, which may harm our ability to attract strategic partners and end users.

***Our limited history, new and unproven business model and rapidly evolving market make it difficult to evaluate our future prospects and increase the risk that we will not be successful.***

We launched our portal in the fourth quarter of 2010, although in 2011 ZeroNines continued to test and make changes and enhancements to our portal. As a result, there is a very limited history upon which to evaluate our prospects or future operating results. We expect to add further modules and functionalities to our portal after completion of this offering, which may directly impact our ability to attract strategic partners and end users. In addition, the business of providing cloud-based PHR management to consumers and other healthcare market participants is relatively new and subject to rapid change. You must consider our business and prospects in light of the risks and difficulties we will continue to encounter as a company with a new and unproven business model which intends to operate in a new and rapidly evolving market. These risks and difficulties include our ability to, among other things:

- develop compelling features that will attract consumers to our portal and provide a secure, reliable and accurate means of storing and retrieving PHR;
- develop relationships with strategic partners that will yield revenue and facilitate the expansion of the portal's end user population;

- continue to add modules to our portal that will enhance its functionality for consumers, healthcare providers and others in the healthcare industry;

- earn the trust of consumers and healthcare providers with respect to the storage and use of confidential healthcare and personal information in compliance with our own high standards and applicable governmental and other legal obligations related to healthcare data privacy and protection;

- obtain access to a scalable, high performance technology infrastructure that can securely, efficiently and reliably handle increased usage globally;

- successfully compete with other companies in the PHR management market;

- provide new cloud-based healthcare records applications for consumers and healthcare providers;

- avoid security breaches that result in unauthorized access to personal health information;
- avoid claims of intellectual property infringement, including patent infringement;

- avoid interruptions or disruptions in the operation of our portal;

- avoid problems with the functionality of our portal;

- continue to hire and retain highly skilled officers and employees who can facilitate the achievement of our business objectives; and

- successfully expand our business.

We may not be able to address these risks and difficulties or others that we may encounter, including those described elsewhere in this offering circular. Our failure to adequately address risks and difficulties as we encounter them could cause our reputation to suffer and harm our business. We base our current and future expense levels on our management's estimates of the size of our market and the number of potential strategic partners we intend to target. However, operating results are difficult to forecast due to the uncertainty of our market, the fact we have not yet generated revenue, and our yet undemonstrated ability to secure royalty-paying license agreements for our portal. We intend to devote financial and other resources to increasing the functionality of our portal, but we may be unable to adjust our spending in a timely manner to compensate for lack of anticipated revenue. As a result, we may make errors in predicting capital requirements and expenses, which would harm our business and financial condition.

***If we do not secure license agreements with strategic partners that can bring a significant number of end users to our portal, we may not successfully commercialize our portal and generate meaningful revenue.***

A key aspect of our strategy is to enter into license agreements with strategic partners that can bring significant numbers of end users to our portal. We anticipate generating revenue from these agreements through the strategic partner's payment of royalties based on the average number of end users brought to our portal by the strategic partner. We have one license agreement currently in effect, but to date we have not received any royalties under this agreement. That license agreement, like others we hope to secure, provides that our portal is not the exclusive PHR management portal that may be marketed by the strategic partner to end users. Even if we succeed in securing licensees, the licensees may fail to bring end users to our portal because they:

- do not have sufficient resources or decide not to devote the necessary resources to recruit end users to our portal due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

- believe our portal is not as effective, secure or as consumer-friendly as competitive portals or other cloud-based technologies;

- decide to market a different PHR portal because the royalty rate is lower than ours;

- decide to develop a competitive portal;

• find the marketing of our portal to be more difficult or costly than the licensees anticipated; or

• decide to terminate or not to renew the license agreements for these or other reasons.

License agreements are generally terminable for cause on short notice, and sometimes may be terminated or subject to a royalty reduction if the licensee fails to obtain a minimum number of end users within a specific term (usually one year). Once a license agreement is signed, it may not lead to end users coming to or using our portal. We also face competition in seeking out strategic partner licensees. If we are unable to secure strategic partner licensees that can effectively represent and market our portal to end users, we may not generate meaningful revenue.

***If our portal is compromised, we could be subject to fines, damages, litigation and enforcement actions and consumers could curtail or cease using our portal, any of which would significantly damage our business.***

Our portal and the computer systems which operate our portal involve the storage, uploading and downloading of non-public PHR by consumers or their healthcare providers. Despite the security measures designed into our portal, our computer systems or those systems that we utilize under agreements with others are vulnerable to computer viruses, break-ins and other attacks that result in unauthorized access, disclosure and use of non-public personal health records. The techniques used by rogue or criminal elements that may be used to attack our computer systems are sophisticated, change frequently and may originate from unregulated or remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We cannot guarantee that we will be able to prevent a breach of our portal's security measures or the computer systems that support our portal's operations in the future. The unauthorized release of PHR may subject us to fines, damages from claims asserted by strategic partners and end users, litigation and enforcement actions. In addition, if we experience several compromises of our portal or computer systems, strategic partners or end users may lose confidence in our portal and cease using our applications, which would materially harm our business.

***The PHR stored on our portal is subject to extensive healthcare data privacy laws and regulations. If the security of PHR is breached, we may be subject to fines and damages, and our reputation and business may be materially harmed.***

The privacy provisions of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and rules issued under HIPAA restrict and establish standards with respect to the storage, use, processing, disclosure, transfer and protection of protected health information. Protected health information is information, including demographic data, which relates to:

• an individual's past, present or future physical or mental health or condition,

• the provision of healthcare to the individual, or

• the past, present, or future payment for the provision of healthcare to the individual,

and that identifies the individual or for which there is a reasonable basis to believe can be used to identify the individual.

The Health Information Technology for Economic and Clinical Health Act, commonly referred to as HITECH, enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act, expanded HIPAA's definition of business associates to include an entity that performs a function, activity or service on behalf of a covered entity and that requires use of, or access to, personal health information maintained by covered entities. This broad definition encompasses, among others, application services providers, electronic medical records services, and administrative services. Although we are not a covered entity as that term is defined in HIPAA and do not currently provide services on behalf of a covered entity, the expanded definition of business associate under HITECH may subject us or our licensees in the future to HIPAA-related liabilities. We have taken into account the privacy and security standards and other requirements of HIPAA and HITECH when designing our portal and its security measures, but we cannot assure you that these measures will prevent us or our licensees from suffering a security breach related to PHR. If the services we provide through our portal result in the unauthorized disclosure of PHR, we and/or our licensees may be subject to enforcement actions, civil and criminal penalties, and civil suits for damages, including punitive damages. Any of these events would likely damage our reputation and our ability to expand our business, with a corresponding negative effect on our liquidity and results of operations.

***Our portal may need frequent updates, revisions or modifications to comply with changes in the regulation of personal health information and related privacy laws.***

The proper and secure handling of medical records and PHR is subject to extensive federal and state laws and regulations. The volume and complexity of these laws and regulations is considerable, and many have changed in recent years. Government agencies such as the Department of Health and Human Services, or DHHS, have broad power to interpret and to issue additional rules pertaining to the secure handling and transmission of medical records and PHR. We expect to incur significant costs to keep informed of and in compliance with such laws and regulations and requirements, and these costs may increase as we expand the functionalities of our portal. If Congress, DHHS or other regulators impose new regulations on the handling of medical records and PHR, we may be forced to reduce, enhance or remove certain features from our portal to comply with new or modified laws and regulations. If we are unsuccessful in modifying our portal to adapt to stricter regulations, or if the modifications reduce the utility of our portal for end users, our business, financial position, and results of operations may be harmed materially.

***We may be subject to other data privacy laws and regulations, as well as contractual privacy obligations, which may expose us to liability or indemnification obligations.***

In addition to PHR privacy laws, we are subject to data privacy laws and regulations pertaining to the storage, use, processing, disclosure, transfer and protection of non-public personal information, including credit card data we may collect from end users who elect to purchase premium service offerings. We will also be subject to privacy-related obligations under license agreements we enter into with any strategic partners. Any failure by us to comply with applicable privacy laws or regulations, our contractual privacy obligations, or our own privacy policies may result in fines, statutory or contractual damages, litigation, or governmental enforcement actions. Additionally, violations of our contractual privacy obligations may trigger indemnification provisions in our license agreements that would obligate us to indemnify our licensees for damages or expenses incurred in connection with a data security breach that was attributed to the design or maintenance of our portal. Any of these events could cause licensees or end users to lose trust in us, which would harm our reputation and business, or may subject us to liabilities which would materially harm our financial position.

***We have extensive business, management, ownership and technology ties to ZeroNines that may subject us to a number of operational, technology and staffing risks, including potential conflicts of interest, which could individually or collectively harm our operating results or financial position.***

We have extensive business, management, ownership and technology relationships with ZeroNines, which was responsible for conceptualizing our portal and performing initial research and development of our portal prior to our formation. Since that time, our business has been substantially dependent on ZeroNines, in that:

- Messrs. Botdorf, Gin and Fukuhara were instrumental in founding and organizing our business;
- Messrs. Botdorf, Gin and Fukuhara, being three of our four executive officers, were and are also employed as the Chairman, CEO and Chief Technology Officer, respectively, of ZeroNines and sit on its board of directors, and devote only 33% of their working time to us (13 hours per week based on a 40-hour work week);
- a number of the independent contractor programmers we utilize are also under contract to ZeroNines;
- in October 2010, Messrs. Botdorf, Gin and Fukuhara, together with certain of their family members and affiliates, Dr. Mark Brunvand, a director nominee who will join our board of directors on the date of this offering circular, ZeroNines, and other unaffiliated parties, entered into a founders' agreement that entitles such persons and the other founding stockholders to ownership equalization with the Series A Preferred Stock at the time of the final closing of this offering;
- in December 2010, we entered into the Design and Build Contract with Z9 Services Group, a wholly-owned subsidiary of ZeroNines, under which we agreed to pay Z9 Services Group a contracted price of \$620,000 and issue 4,493,198 shares of our Series B preferred stock to ZeroNines (as assignee of Z9 Services Group) for the design, build-out, testing and deployment of the ZenVault portal, together with a fixed \$15,000 per month royalty for use of ZeroNines' Always Available™ technology;

- in August 2011, we entered into an Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines which memorialized the sale to us of the ZenVault web site, trade name, trademark, and associated intellectual property effective December 15, 2010, and which established a revenue sharing agreement for hosted and non-hosted private-labeled portals that we license or sublicense to third parties.

The extensive nature of our business, management, ownership and technology ties to ZeroNines mean that conflicts of interest exist currently and may arise in the future as a direct result of these ties. Although the Participation Agreement was meant to align our interests and those of ZeroNines in the private-label licensing of our portal to strategic partners, conflicts of interest between us and ZeroNines may continue to exist and may include, among others:

- allocations of management time and other shared personnel resources;
- contract terms, such as performance and acceptance provisions, pricing, credit and payment terms, and contractual allocations of risk;
- corporate opportunities; and
- decisions to utilize technologies offered by ZeroNines or other vendors.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to our stockholders, and to the extent such persons are officers and directors of ZeroNines, they also have a fiduciary duty to manage ZeroNines' business in a manner beneficial to its stockholders. We have established policies and procedures designed to ensure that where a conflict of interest is present or arises between us and ZeroNines, Dr. Brunvand and any other independent directors then on the conflicts committee of our board of directors must approve any transaction related to such actual or potential conflicts. Please see "Related Party Transactions and Conflicts of Interest" on page 53 of this offering circular for further information regarding such policies and procedures. We cannot assure you that our policies and procedures will adequately address potential or actual conflicts of interest that arise between us and ZeroNines, or that the resolution of such conflicts will be effective. If conflicts of interest lead to disputes that result in contract terminations, cancellations or litigation, our business, financial position, or results of operations may be harmed.

***We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our portal and its principal features are accessible with little or no perceptible load time.***

A key element in our business strategy is seeking to ensure that end users have access to our portal and its principal features at all times with little or no perceptible load times. As we add new functionalities to our portal and as end user traffic increases, our portal could experience slower load times, system failures, or disruptions unless we timely increase the capacity of our technology infrastructure. We expect to continue to make significant investments to upgrade our technology and network infrastructure to support the addition of new functionalities to our portal and to address increased traffic. We have found through past upgrades and expansions that these efforts are complex and in the past have resulted, and in the future could result, in portal outages, inefficiencies or operational failures. If we do not effectively address infrastructure challenges, upgrade our systems as needed and match network architecture to demand, end users may seek alternative means of managing their PHR and licensees or potential licensees may select alternative providers of PHR management technologies, each of which would negatively impact our business.

***The sales cycle for licensing our portal to prospective licensees can be long, and we may not recognize revenue until execution of the license, completion of customization and contracted portal modifications, and minimum end user requirements are met, which will make it difficult to forecast our operating results.***

We have very limited experience in negotiating and securing license agreements to date, but that experience suggests that it can take us between three and six months to secure a license agreement, and at times it may take longer. The period between our initial contact with a potential strategic partner and the completion of a license agreement may be relatively long due to several factors, including:

- our need to educate potential strategic partners about the uses, safety and reliability of our portal, and the benefits our portal will provide to end users;

- strategic partners often have budget cycles which can affect the timing of licenses; and
- strategic partners may have lengthy internal approval processes before a license can be signed.

In addition, our strategic partners may demand customization of the portal and, as is the case with our existing licensee, we may agree to provide the portal to the licensee on a private label basis, which will also require us to provide customization services and additional technical support. As a result, these license opportunities may require us to devote greater sales and technical resources to the licensing process, increasing the cost and time required to secure licenses. As a result, it is difficult to predict when particular licenses will occur or be completed, which adversely impacts our ability to accurately forecast our cash requirements and operating results.

***If we do not continue to enhance and improve our portal and successfully introduce new features, our ability to maintain our royalty pricing and to attract and retain strategic partners and end users will be harmed, and our operating results will suffer.***

We intend to attract new prospective strategic partners and end users by continuing to improve the functionality and features on our portal. For example, we intend to create and introduce a module on our portal in late 2011 or first quarter 2012 for use by physicians and their offices. If we fail to continue to develop new features on our portal that serve and improve consumers' ability to manage their PHR, or if we fail to ensure that PHR can be uploaded by consumers or healthcare providers with a minimum of effort, we may be unable to obtain and continue to retain potential strategic partners and maintain our royalty pricing. We cannot assure you that we will be able to timely and adequately develop additional functions and features or introduce new features that will satisfy the demands of end users. Further, developing new technologies and software applications entails significant technical and business risks. We cannot assure you that any new functions, features or applications will achieve the level of acceptance required for us to generate sufficient revenue to offset our development costs. If we do not continue to enhance and improve the functions and features of our portal and successfully introduce new features that enhance the management of PHR, our ability to maintain our royalty rates and to attract and retain strategic partners will be harmed, and our operating results will suffer.

***End users may not widely use our portal to manage their PHR, which would limit our ability to grow our business.***

Our ability to grow our business and generate revenue depends on our success in educating end users about how and why maintaining their PHR in a secure, cloud-based environment will provide a variety of benefits to the end user. Cloud-based storage of PHR is a relatively new concept, and has not yet been widely adopted by prospective strategic partners or end users. Concerns about privacy, security, cost, fraud, reliability and other issues may cause strategic partners to be reluctant to market our portal to end users, and also may deter end users from using our portal. Moreover, healthcare providers who have already invested substantial resources in other electronic healthcare records management systems may be reluctant to adopt a new approach like ours to supplement or replace existing systems. If end users do not widely begin to use our portal and derive benefits from that use, our ability to grow our business will be limited.

***We intend to market our portal to prospective strategic partners outside the U.S. which may expose us to a variety of risks associated with international operations that may adversely affect our operating results.***

We have no international strategic partners at this time. We intend, however, to market our portal to prospective strategic partners located in other countries. If we succeed in obtaining international strategic partners, we may be required to fund added personnel in our technical support and customer service functions, establish localized network infrastructure, and localize the software on our portal. If we were successful in securing strategic partners in a number of international markets, these costs could adversely affect our operating results and require us to raise additional capital. Our entry into international market may expose us to additional risks that adversely impact our operating results, including:

- economic or political instability or terrorist acts;
- exposure to currency fluctuations;

- difficulties of administering foreign operations, including compliance with a wide variety of foreign laws and difficulty in staffing, developing and managing foreign operations as a result of distance, language, legal, cultural and other differences;
- difficulty in enforcing protection for intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries;
- potentially adverse tax consequences including the limitations related to the repatriation and investment of funds; and
- obligations to comply with a wide variety of foreign privacy, tax and other laws and regulations.

***Any failure to compete successfully against current or future competitors would materially adversely affect our business and prospects.***

The market for cloud-based PHR storage and management for consumers is relatively new and rapidly evolving. With the recent decision by Google, Inc. to shut down Google Health, Microsoft's HealthVault is considered a dominant competitor in the PHR storage and management industry. We may also encounter competition from Avado, Inc., a company with a beta-site and a business plan similar to ours that is headed by three former Microsoft executives. Companies that offer traditional EMR storage and management services to healthcare providers, hospitals, and insurance companies may elect to extend their services to consumers and compete with us by developing software and network capabilities using internal resources or outside custom software or enterprise solutions providers. New competition also may develop from technology and software companies that specialize in cloud-based applications or computing within vertical markets outside of the healthcare industry.

Our competitors may announce new portals, functionalities or enhancements that better address the needs of consumers, healthcare providers, and other healthcare market participants. In addition, competitors and potential competitors may enter into business combinations or alliances that strengthen their competitive positions. If any of these competitors were to introduce a portal with functionalities that exceeded those offered by our portal, we could be required to reduce our prices or invest in developing new features for our portal, which could adversely affect our operating results and financial condition. In addition, it may be difficult to displace a competitor once that competitor has established a relationship with a strategic partner.

We expect to encounter new and evolving competition as the market becomes aware of the advantages of cloud-based storage and management of PHR. For example, social networking companies with a large number of online users could develop competing PHR applications, or partner with third parties to do so. Future or existing competitors may introduce different pricing models that may also affect our ability to compete. In addition, larger, better capitalized companies with greater operational, strategic, financial, personnel, customer or user bases, and other resources than we have could enter our market and attempt to compete with us. If we do not successfully compete with existing and future competitors, our business and future prospects will be adversely affected.

***Our licensed rights to use the ZeroNines Always Available™ business continuity platform are not exclusive. If ZeroNines licenses its platform to third parties which choose to compete with us in the PHR market, any competitive advantage we possess may be diminished or eliminated, thus harming our operating results.***

Our licensing arrangement with ZeroNines provides that ZeroNines has the sole and exclusive rights to the Always Available™ business continuity platform and all associated intellectual property. We license the ZeroNines platform and the associated intellectual property on a non-exclusive basis. As a result, ZeroNines may license the Always Available™ business continuity platform to third parties that may decide to deploy portals that perform functions similar or identical to ours. While we believe many third parties may elect to license our portal rather than build their own, we cannot assure you that this will be the case. If a number of these third parties elect to build their own portals, we could encounter significantly more competition than we currently anticipate in the PHR market. Intensified competition with other portals using the ZeroNines platform may diminish any competitive advantage we might possess and could erode our margins, thus harming our financial position and operating results.

***Our portal and its cloud-based network infrastructure rely on open source software and software licensed from ZeroNines and unaffiliated third parties. If any of this software becomes unavailable to us for any reason, that unavailability could disrupt our operations, increase our operating costs and harm our financial position.***

Our portal and its supporting cloud-based infrastructure utilize various types of software licensed through the open source GNU General Public License, ZeroNines, and unaffiliated third parties. If the software we use became unavailable to us or could no longer be licensed on commercially reasonable terms, the operation of our portal could be disrupted or result in the portal becoming unavailable for an indefinite period of time. In either case, we would be required to either redesign our portal or infrastructure to function with software available from other parties, develop these components ourselves, or eliminate the functionality, which would result in increased costs and which could limit the features available through our portal. Any of these results could adversely affect our financial condition and results of operations.

***Our technology systems are vulnerable to damage, interruptions or failures, any of which could harm our reputation and business.***

Our technology systems rely on computer hardware and communications systems in two cloud-based hosting facilities located on the East Coast and West Coast of the United States. We do not control the operation of the third-party facilities and must rely on third parties to provide the physical security, facilities management and communications infrastructure services to ensure reliable and timely access by end users to our portal. While we believe the dual locations of our web hosting technology systems may lessen the chances of a shutdown of our portal, third-party facilities are vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunications failures, viruses or web-based attacks, terrorist attacks and similar unforeseen events. Despite any precautions we may take, the occurrence of a natural disaster or other unexpected disruptions at both of these facilities which house our equipment could result in lengthy interruptions in availability of our portal. We also have experienced website disruptions, outages and other performance problems due to a variety of factors including maintaining multiple systems, infrastructure changes, power failure, telecommunication outages, and human or software errors. We do not currently maintain business interruption insurance, although we intend to secure such insurance following the completion of this offering. Even if we obtain such insurance, we cannot assure you that any damages or lost business which we suffer will not exceed the coverage we purchase. An uninsured or underinsured loss due to technology system damage, interruptions or failures could materially harm our financial position.

***We face potential liability for any illegal activities undertaken by prospective strategic partners and their employees, end users, and our employees.***

Our prospective strategic partners and their employees, as well as end users, could seek to access and use PHR for unauthorized or illegal purposes, or could use stolen or counterfeit credit card numbers to record a false transaction or to seek a refund related to an otherwise valid transaction. We also face risks related to potential fraud if our employees misappropriate or disclose to others PHR or credit card information of end users. We have implemented systems and procedures designed to detect and prevent the unauthorized access to PHR and reduce the possibility of credit card and employee fraud, but we cannot guarantee that these measures are or will be effective. It is possible that enhancements and changes we undertake to our portal could open up new means by which fraud or unauthorized access to PHR could occur. If those potential areas of exposure remain undetected for extended periods of time and if our systems and procedures are not effective, end user PHR or credit card information could be compromised. Any significant or recurring fraud or illegal activity which results in security breaches of our portal's contents could adversely affect our business, financial condition and operating results.

***We might not be able to attract and retain qualified, experienced employees, which could impede the further development of our portal and our ability to grow.***

To execute our continuing growth plans, we need to increase the size and maintain the quality of our technology development and customer service staff. To be successful, we must also attract and retain highly qualified sales personnel with specialized skill sets focused on cloud-based PHR management and prospective strategic partners in and outside of the healthcare industry. Competition for qualified and experienced technology development, customer service, and sales personnel can be intense, and we might not be successful in attracting and retaining such individuals. We may in the future experiences difficulties in hiring and retaining a sufficient number of highly skilled employees with appropriate qualifications for our business. Any failure to attract and retain qualified, experienced employees could adversely affect our ability to further develop our portal and grow our business.

***Our business and prospects could be harmed if we lose members of our senior management team.***

Our performance is substantially dependent on the continued services and on the performance of our senior management and other key personnel, particularly John Botdorf, our Chairman of the Board, Alan Gin, our Chief Executive Officer, and Keith Fukuhara, our Chief Technology Officer. Our performance also depends on our ability to retain and motivate other officers and key employees. We recently entered into long-term employment agreements with the members of our senior management team, but the existence of these agreements does not assure us of the continued services of these officers. Messrs. Botdorf, Gin and Fukuhara are obligated to devote only part-time to our business and affairs, with the remainder of their time being devoted to ZeroNines. This may result in conflicts of interest arising from the time allocated by each officer to us and ZeroNines, and may limit our ability to respond quickly to changing business conditions and customer demands. In addition, we do not maintain key-man insurance on these individuals. The loss of the services of any member of our senior management or other key employee for any reason would harm our business.

***Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.***

In order to protect our technologies, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our portal by copying its functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

***We may be unable to adequately protect or enforce our intellectual property and ZeroNines may be unable to adequately protect or enforce the intellectual property we license from it, which could harm our business.***

We regard our intellectual property and the intellectual property we license from ZeroNines as critical to our success. That intellectual property is subject to varying forms of protection, including trademarks, copyrights and patents, trade secret protection, and contractual rights. If we are required to undertake legal action to protect our intellectual property or ZeroNines initiates legal action to protect intellectual property licensed to us, any such action could be costly to prosecute and may not be successful. If we are not successful in protecting or enforcing our intellectual property or ZeroNines is unsuccessful in protecting or enforcing intellectual property licensed to us, our business, results of operations and financial condition could be harmed. We have not requested our intellectual property counsel to conduct an exhaustive search of technologies similar to ours, which may result in our later discovery that we are infringing, or infringed in the past, on the intellectual property rights of others. Any such infringement, if proven and if material, could harm our financial position and ability to conduct our business.

Our competitors may devise new methods of competing with us that are not covered by our intellectual property or that of ZeroNines, and may develop alternative technologies to offer a "copycat" business model that delivers cloud-based services similar to ours. In this event, our business may be subject to intensified competition that is undeterred by our existing intellectual property protections. Moreover, we rely on intellectual property and technology developed or licensed by third parties, including ZeroNines, and we may not be able to obtain licenses and technologies from these third parties on reasonable terms or at all.

Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our portal's services may be offered. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect intellectual property and our proprietary technology adequately against unauthorized third-party copying or use, which could harm our competitive position.

***If we license our portal or a private-label version of our portal to one or more strategic partners, our licensees may take or permit actions that diminish the value of our proprietary rights or harm our reputation.***

Our business model contemplates the license of our portal or private-label versions of our portal to prospective strategic partners. These license agreements are expected to encompass a license or sublicense of certain of our proprietary rights, such as trademarks or copyrighted material. Our prospective strategic partners may take or permit the taking of actions that could diminish the value of our proprietary rights or harm our reputation, even if our license agreements prohibit such activity. To the extent prospective strategic partners are obligated to indemnify us for breaches of our intellectual property rights, prospective strategic partners may be unable to meet these obligations or may dispute their responsibilities under a license agreement. Any of these events could harm our business, results of operations or financial condition.

***Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.***

We may face allegations in the future that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation. As we grow our business and expand our operations, the likelihood of such claims may increase. Patent and other intellectual property disputes or litigation may be protracted and expensive, and the results are difficult to predict. The settlement of intellectual property disputes or litigation may require us to stop offering certain services or features on our portal, purchase licenses which may be expensive to procure, or modify our portal. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Any of these events could harm our business, results of operations, financial condition and reputation.

**Risks Related To The Rescission Offer**

***The Rescission Offer may not bar claims relating to our possible non-compliance with federal or state securities laws, and we may continue to be contingently liable for rescission or damages in an indeterminate amount.***

It is not certain that the Rescission Offer will have the effect of barring claims relating to our possible non-compliance with applicable federal and state securities laws. If a person accepts the Rescission Offer, we believe our potential liability to that person will be eliminated. Should the Rescission Offer be rejected, we may continue to be contingently liable for rescission or damages, which could result in a material adverse effect on our results of operations and financial condition. In addition, the Rescission Offer will not prevent regulators from pursuing enforcement actions or imposing penalties and fines against us with respect to any violations of securities laws. Because the Purchase Price for the Rescission Shares remains in the Escrow Account and we never took possession of those funds, we do not expect the Rescission Offer to have a material impact on our financial condition or liquidity.

***Your right of rescission under federal or state securities laws, if any, may not survive if you fail to accept the Rescission Offer.***

The rights remaining to the recipients of a rescission offer are not clearly delineated under federal or state securities laws. We understand that, under most state laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer. We do not make any representation as to the compliance of this Rescission Offer with applicable state laws.

Statutes of limitations under state laws vary by state, with the limitation time period under many state statutes not typically beginning until the facts giving rise to a violation are known. Our Rescission Offer is not an admission that we did not comply with any federal and state registration or disclosure requirements, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how any statute of limitations may apply to any claims you have.

**General Risks Related To ZenVault**

***Our executive officers and directors, their friends and family, and ZeroNines hold a controlling interest in our issued and outstanding capital stock and will continue to do so after this offering, meaning your ability to influence corporate matters is limited.***

Upon closing of this offering, our executive officers and directors, their friends and family, and ZeroNines will hold founders' common stock and Series B Preferred Stock, respectively, collectively representing ownership of approximately 66% of our outstanding capital stock, without giving effect to shares available for future issuance under our stock option plan. The Series B Preferred Stock owned by ZeroNines, and the Series A Preferred Stock being sold in this offering, vote with our common stock on an as-converted basis as to matters that require stockholder approval. Accordingly, actions such as the election of directors, acquisitions or dispositions, amendments to the articles of incorporation, and similar matters may be controlled by these stockholders for the foreseeable future. This control may also limit the price that future investors might be willing to pay for shares of our common stock.

***Future issuances of our capital stock could decrease the value of your shares.***

Assuming the maximum amount of Series A Preferred Stock is sold in this offering, we will have approximately 29.6 million shares of our common stock outstanding, giving effect to conversion of the Series A and Series B Preferred Stock. We also currently have outstanding options to purchase approximately 2.4 million shares of our common stock. As it is unlikely we can obtain traditional bank financing until we succeed in generating revenue, if we need additional capital we may be required to issue additional shares of common stock, or additional series of preferred stock, in future equity financings. We also may be required to issue warrants or equity to non-traditional lenders if we elect to obtain additional capital through debt financings. If we issue common stock or securities convertible into common stock, our stockholders will experience dilution and this dilution will be greater if we find it necessary to sell securities at a discount to prior sales prices.

***You will experience immediate dilution in the book value per share of the preferred stock you purchase.***

Because the price per share of our Series A Preferred Stock being offered is substantially higher than the book value per share of our common stock (on an as-converted basis after giving effect to the conversion of the Series A and Series B Preferred Stock into common stock), you will suffer substantial dilution in the net tangible book value of the Series A Preferred Stock you purchase in this offering. Based on the offering price of $.50 per share, if you purchase shares of Series A Preferred Stock in this offering, you will suffer immediate and substantial dilution of $.22 per share (minimum) to $.36 per share (maximum) in the net tangible book value of your Series A Preferred Stock (on an as-converted basis) at June 30, 2011. See the section entitled "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase Series A Preferred Stock in this offering.

***There is no active public trading market for our common stock. Until an active public trading market is established, you may not be able to sell your stock if you need to liquidate your investment.***

There is currently no active public market for our Series A Preferred Stock or our common stock. An active trading market may not develop or, if developed, may not be sustained. The price per share at which we are offering our Series A Preferred Stock, and its as-converted equivalent common stock price, may not be indicative of the price that will prevail in a trading market, if one is established in the future. The lack of an active market may impair your ability to sell your shares of Series A Preferred Stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market value of your Series A Preferred Stock. The lack of a market for our common stock may also impair our ability to raise capital by selling shares of our common stock or securities convertible into common stock. The Series A Preferred Stock we sell pursuant to this Regulation A offering will not be eligible for quotation on the OTC Bulletin Board unless another registration statement is filed that meets the requirements of the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

***If a trading market for our common stock develops in the future, the market price may be highly volatile. Further, the sale of common stock by significant stockholders in any future market may cause the price of our common stock to decrease, and the trading and liquidity of our common stock may be limited if the "penny stock" rules apply to transactions in our common stock.***

Even if our common stock becomes eligible at some future time for trading on the OTC Bulletin Board or on a national securities exchange, the trading price of our common stock may fluctuate significantly due to quarterly variations in operating results, announcements of developments in the PHR storage and management industry, introductions of new features by us or our competitors, announcements relating to new competition, announcements related to key personnel, security breaches or service disruptions, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our market or general economic conditions.

In addition, several of our stockholders such as our executive officers, directors and ZeroNines, own substantial amounts of shares of our capital stock. If these stockholders were to sell all or a portion of their holdings (in the case of ZeroNines, after conversion into common stock), then the market price of our common stock could be negatively impacted. The effect of such sales, or of significant portions of our common stock being offered or made available for sale, could result in strong downward pressure on our stock price. Investors should be aware that they could experience significant short-term volatility in our stock price at such time as a market is established if such stockholders decide to sell all or a portion of their holdings of our common stock within a short period of time.

Trades of our common stock in any future market also may be subject to Rule 15g-9 promulgated by the SEC under the Exchange Act, which imposes certain requirements on broker-dealers that sell securities subject to the rule to persons other than established customers and accredited investors. For covered transactions, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. There are also standardized disclosure requirements imposed on broker-dealers that trade penny stocks, which are generally defined as equity securities with prices per share of less than $5.00 that are not traded on a national securities exchange. FINRA also has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. FINRA's rule interpretations indicate it believes there is a high probability that speculative low-priced securities will not be suitable for at least some customers. If an investor seeks to sell our common stock in a future trading market when our common stock is subject to Rule 15g-9 and FINRA rules, the market for our common stock may be less active and the sale may be more difficult to execute than if our common stock were not subject to Rule 15g-9 and the FINRA rules.

***The offering price of the Preferred Stock was determined by our management team, which was not disinterested at the time of such determination, and was not derived from a public market or determined through negotiations with an investment banking firm, and may therefore be more arbitrary than if determined through those means.***

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on a public market price, valuations of comparable companies, or through negotiations with an investment banking firm.

***Our financial statements are unaudited. If we engaged an independent auditor to audit our financial statements, our financial statements could be adjusted and, if materially adjusted, could require us to restate our financial statements presented in this offering circular, with a corresponding increase in operating expenses.***

We utilized an outside accounting firm to assist us in preparing the compiled financial statements that are presented in this offering circular, but that firm did not audit our compiled financial statements for any of the periods presented. A compilation is substantially less comprehensive in scope than an audit, and does not entail all of the tests or confirmations generally conducted during an audit. The firm which assisted us in compiling our financial statements has expressed no opinion or other form of assurance as to the accuracy of our compiled financial statements. We are responsible for our compiled financial statements, which are required to conform to generally accepted accounting principles (GAAP) in the United States. While we believe our financial statements comply with GAAP, an audit of our financial statements could result in adjustments to those financial statements. If the adjustments were material, we could be required to restate our financial statements. Any restatement could be expensive, time consuming, and cause the value of our capital stock to decrease.

***If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.***

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal control over financial reporting and disclosure controls and procedures. We are not currently subject to these provisions of Sarbanes-Oxley, and will not be subject to such provisions after closing of this offering, because we are not and will not be an "issuer" as defined in Sarbanes-Oxley. At such time as we become a public company that is listed on the OTC Bulletin Board or a national securities exchange, we will then be subject to the internal control and disclosure control provisions of Sarbanes-Oxley. If we are unable to comply with the requirements of Sarbanes-Oxley in a timely manner once we become subject to these provisions, or if we identify material weaknesses in our internal control over financial reporting or disclosure controls after we are subject to these requirements, we could experience a decline in the trading price of our common stock (which would then be publicly-traded) and could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require us to expend additional financial and management resources in addressing these controls.

***Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.***

Our management will have broad discretion to use the net proceeds from this offering. We expect to use the net proceeds from this offering to fund general and administrative expenses, including payment of salaries to executive officers and employees, add functionalities and features to our portal, increase our cloud-based network infrastructure, increase our employee and independent contractor headcount, conduct training activities, pay the cash portion of the purchase price under the Design and Build Contract, and the remainder for working capital and other general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner which you would approve.

***We do not expect to pay cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.***

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation in the value of our capital stock will provide a return to stockholders. Investors seeking cash dividends should not invest in our Series A Preferred Stock.

## DILUTION

If you invest in our Class A Preferred Stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the offering price per share of our Class B Preferred Stock and the net tangible book value per share of our outstanding capital stock after this offering. The information below is presented on a pro forma basis which assumes the contemporaneous conversion of all Series A and Series B Preferred Stock into common stock, and does not take into account the Rescission Offer except as otherwise specifically noted.

Our pro forma net tangible book value as of June 30, 2011, was $ 247,210 or $0.03 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of pro forma shares of common stock outstanding as of June 30, 2011, after giving effect to the conversion of all outstanding shares of our Series A and Series B Preferred Stock into an aggregate of 8,497,417 shares of our common stock.

After giving effect to the issuance and sale by us of 500,000 shares of our Series A Preferred Stock in this offering at the offering price of $0.50 per share, and after deducting commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the minimum offering would have been $ 332,210, or $0.22 per share. If the maximum of 9,200,000 shares of our Series A Preferred Stock is sold in this offering at the offering price of $0.50 per share, and after deducting commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value immediately after the maximum offering would have been $ 3,677,210, or $0.12 per share. This amount represents an immediate increase in net tangible book value of $.19 per share (minimum) to $.09 per share (maximum) to our existing stockholders and an immediate dilution of $0.28 per share (minimum) to $0.38 per share (maximum) to our new investors purchasing shares of Series A Preferred Stock in this offering.

The following tables illustrate this dilution on a per share basis, assuming sale of the minimum shares offered and the maximum shares offered, respectively:

**Minimum Offering**

| | | |
|---|---|---|
| Offering price per share | | $ 0.50 |
| Pro forma net tangible book value per share as of June 30, 2011 | $0.03 | |
| Increase per share attributable to new investors based on sale of minimum shares offered | 0.19 | |
| Pro forma, as adjusted, net tangible book value per share immediately after minimum offering | | 0.22 |
| Dilution in pro forma net tangible book value per share to new investors, assuming sale of minimum shares offered | | $ 0.28 |

**Maximum Offering**

| | | |
|---|---|---|
| Offering price per share | | $ 0.50 |
| Pro forma net tangible book value per share as of June 30, 2011 | $ 0.03 | |
| Increase per share attributable to new investors based on sale of maximum shares offered | 0.09 | |
| Pro forma, as adjusted, net tangible book value per share immediately after maximum offering | | 0.12 |
| Dilution in pro forma net tangible book value per share to new investors, assuming sale of maximum shares offered | | $ 0.38 |

The following tables set forth as of June 30, 2011, on a pro forma, as adjusted, basis as described above, the differences between the number of Series A Preferred Stock purchased from us in the minimum and maximum offerings, the total consideration paid to us and the average price per share that existing stockholders and new investors paid in the minimum and maximum offerings. The table gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock. The calculation below is based on the offering price of $0.50 per share and before deducting any commissions and estimated offering expenses payable in connection with this offering:

| | Total Shares Minimum Offering | | Total Consideration | | Average Price Per Share |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | |
| Existing stockholders[1] | 1,000,000 | 66.7% | $ 247,210 | 49.7% | $ .16 |
| New investors | 500,000 | 33.3 | 250,000 | 50.3% | $ 0.50 |
| Total | 1,500,000 | 100.0% | $ 497,210 | 100.0% | |

(1) Reflects a reverse stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, as amended.

| | Total Shares Maximum Offering | | Total Consideration | | Average Price Per Share |
|---|---|---|---|---|---|
| | Number | Percent | Amount | Percent | |
| Existing stockholders[1] | 19,764,000 | 66.7% | $ 247,210 | 4.7% | $ .01 |
| New investors | 9,882,000 | 33.3 | 4,941,000 | 95.3% | $ 0.50 |
| Total | 27,600,000 | 100.0% | $ 5,188,210 | 100.0% | |

(1) Reflects a forward stock split of outstanding Series B Preferred Stock and founders' common stock pursuant to the ownership equalization provisions of the Preferred Stock designation and the founders' agreement, and the rejection of the Rescission Offer by the Prior Subscribers.

The tables and calculations above exclude:

- 8,000,000 shares of our common stock reserved for future issuance under our 2010 option plan, under which options to purchase 2,454,000 shares of common stock were outstanding as of August 1, 2011.

## USE OF PROCEEDS

We estimate that our net proceeds from the sale of the Series A Preferred Stock in this offering will be approximately $175,000 if we sell the minimum shares offered, and $4,050,000 if we sell the maximum shares offered, based on the offering price of $0.50 per share and after deducting estimated expenses payable in connection with this offering and assuming the payment of commissions with respect to all shares offered and sold. The actual amount we receive from sale of the minimum or maximum offering will increase to the extent sales are made through our officers and directors, in which case no commissions will be paid. We have not presented information with respect to the Rescission Offer below, as any acceptance of the Rescission Offer will be funded from the offering proceeds currently in escrow with the escrow agent.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and expand our portal's functionalities.

| Allocation of net proceeds: | Minimum Offering | Maximum Offering[1] |
|---|---|---|
| Payment of Design and Build Contract obligations to Z9 Services Group, a related party | $ 90,000 | $ 620,000 |
| General and administrative expenses, including salaries, training and corporate overhead | 60,000 | 1,250,000 |
| Complete design and implementation of EMS Module | 30,000 | 50,000 |
| Complete design and implementation of Physician Module | - | 300,000 |
| Purchase or lease of additional computer hardware and networking equipment | - | 1,300,000 |
| Professional fees payable to intellectual property counsel, securities counsel, and accountants | | 300,000 |
| Working capital | 10,000 | 230,000 |
| Total net proceeds | $ 175,000 | $ 4,050,000 |

[1] We anticipate that amounts allocated to working capital if the maximum offering is sold will be allocated to office rent ($100,000) and the remainder to a reserve for contingencies.

We cannot specify with certainty all of the particular uses for the net proceeds that we may receive upon completion of this offering, as the actual allocation will depend upon the amount of money we receive, the licensing or other business opportunities that arise, the amount of any future revenue, any change or inaccuracy in our assumptions about our business or future operations, and other factors, many of which are described in the section of this offering circular titled "Risk Factors." We expect the maximum proceeds of this offering, assuming the sale of all Series A Preferred Stock offered, will be adequate to meet our funding requirements for at least the next 18 months.

If we do not raise proceeds sufficient to cover all of the above planned uses, we will first reduce amounts allocated to "Purchase or lease of additional computer hardware and networking equipment," as amounts allocated for these purposes may be deferred pending our obtaining a revenue-generating license. We expect also to defer approximately 50% of the amount allocated to "General and administrative expenses," as we will postpone adding programming contractors and associated salaries and overhead expenses if we do not raise sufficient proceeds to fund this allocation in full. We will then proportionately reduce the amounts allocated to each of the other categories until the minimum proceeds are all that remain. We are obligated to pay Z9 Services Group 50% of the net proceeds we receive from this offering until the cash portion of the Design and Build Contract is paid in full. If we realize any revenues from licenses or sublicenses during the offering period, we are obligated to use 50% of the revenue we receive to reduce the amount payable under the Design and Build Contract. To the extent this occurs, we will reallocate amounts payable to Z9 Services Group to working capital. Pending the use of offering proceeds, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

In the event the minimum number of shares is not sold in this offering, we intend to delay any payment to Z9 Services Group and will not commence paying salaries to our executive officers until such time as we generate revenue or obtain capital from other sources. There is no assurance we will be successful in doing so if we do not sell the minimum number of shares in this offering. If the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to fully complete the design and construction of the EMS and Physician modules. We have no arrangement or understanding with ZeroNines or Z9 concerning the construction of the EMS and Physician modules if we are unable to fund the construction of these modules internally. However, if we do not have the funds to complete these modules, ZeroNines or Z9 may elect to undertake the construction of these modules for a deferred payment such as that contained in the Design and Build Contract. Neither ZeroNines nor Z9 is contractually obligated to complete these modules on our behalf.

## DIVIDEND POLICY

We have never paid cash dividends and intend to employ all available funds in the development of our business. We have no plans to pay cash dividends in the near future. If in the future we obtain financing from a bank, the terms of that financing may contain restrictions on our ability to pay dividends for so long as the bank financing is outstanding. Please see "Description of Capital Stock – Series A Preferred Stock" and " – Series B Preferred Stock" for information concerning dividend rights and liquidation preferences granted to the holders of each of such series of Preferred Stock by the terms of these securities.

## CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of June 30, 2011. The pro forma as adjusted columns represent our cash and cash equivalents and capitalization after giving effect to the sale of the minimum and maximum shares of Series A Preferred Stock offered, respectively, assuming the sale of the Series A Preferred Stock at the offering price of $0.50 per share, and the application of proceeds as described in the section entitled "Use of Proceeds."

The pro forma as adjusted information set forth below is illustrative only and our capitalization following the closing of this offering will be based on the actual number of shares of Series A Preferred Stock sold in this offering. You should read this table together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this offering circular, and our financial statements and the related notes included in this offering circular.

| | As of June 30, 2011 | | |
|---|---|---|---|
| | Actual | Pro Forma As Adjusted For Sale of Minimum Offering[(1)(2)] | Pro Forma As Adjusted For Sale of Maximum Offering[(2)(3)] |
| Cash and cash equivalents | $ — | $ 85,000 | $ 3,430,000 |
| Series A Preferred Stock, 682,000 shares subject to rescission | 341,000 | 341,000 | 341,000 |
| **Total stockholders' equity:** | | | |
| Series A Preferred stock, authorized 20,000,000 shares; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering | — | 175,000 | 4,050,000 |
| Series B Preferred Stock, authorized 10,000,000 shares; issued and outstanding, 4,493,198 shares | $ 247,210 | $ 247,210 | $ 247,210 |
| Common Stock, authorized 100,000,000 shares; issued and outstanding 4,004,219[(4)]; issued and outstanding 500,000, pro forma as adjusted for sale of minimum offering; issued and outstanding 9,200,000 shares, pro forma as adjusted for sale of maximum offering | 40,042 | 44,932 | 44,932 |
| Additional paid-in capital | 238,200 | 238,200 | 238,200 |
| Deficit accumulated in the development stage | (278,629) | (278,629) | (278,629) |
| Total stockholders' equity | $ 246,823 | $ 426,713 | $ 4,301,713 |
| Total capitalization | $ 587,823 | $ 852,713 | $ 8,072,713 |

(1) Assumes sale of the minimum number of shares offered and that the net proceeds from that sale are approximately $175,000 after deducting commissions and other estimated expenses payable by us.

(2) Assumes all sales are made through finders or broker-dealers, rather than through our officers and directors. To the extent sales are made through our officers and directors, no commissions will be paid and the net proceeds realized by us will increase.

(3) Assumes sale of the maximum number of shares offered and that the net proceeds from that sale are approximately $4,050,000 after deducting commissions and other estimated expenses payable by us.

(4) Reflects the issuance of an additional 488,979 shares of founders' common stock after June 30, 2011 and prior to August 1, 2011.

## SELECTED UNAUDITED FINANCIAL DATA

The design and development work on our portal that was performed by ZeroNines from May 1, 2010 to August 16, 2010, the date immediately prior to our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Historically, financial statements were not prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The carve-out financial statements contained elsewhere in this offering circular present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold. All financial information presented in this offering circular for periods prior to our formation in August 2010 reflects only that of the ZeroNines Assets Sold and does not reflect the assets, liabilities, or operating results of ZeroNines. The carve-out financial information for the ZeroNines Assets Sold has been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within ZeroNines' books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred to us as compared to the expenses incurred for ZeroNines' other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare the carve-out financial statements, the information presented below and in the carve-out financial statements may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial position would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the period presented. This financial information does not include a carve-out for cash as the operation of the ZeroNines Assets Sold was historically funded by ZeroNines.

In the opinion of management, these unaudited financial statements contain all adjustments necessary to present fairly the financial position of ZenVault and its results of operations and financial position for the interim periods presented. The results of operations for the period ended June 30, 2011 are not necessarily indicative of expected operating results for the full year.

| Statements of Loss Data: | ZeroNines Assets Sold May 1, 2010 to August 16, 2010 | ZenVault Medical Corporation August 17, 2010 (Inception) to December 31, 2010 | ZenVault Medical Corporation Six Months Ended June 30, 2011 |
|---|---|---|---|
| Expenses | (Unaudited) | (Unaudited) | (Unaudited) |
| Research and development | $ 88,059 | $ — | $ — |
| General and administrative | — | 235,287 | 44,215 |
| Total operating expenses | 88,059 | 235,287 | 44,215 |
| Other income (expense), net | | 155 | 718 |
| Net income (loss) | $ (88,059) | $ (235,132) | $ (43,497) |
| Basic and diluted net loss per common share | | $ (0.06) | $ (0.01) |
| Weighted average number of common shares outstanding | | 4,004,219 | 4,004,219 |

The following table presents selected consolidated balance sheet data of ZenVault as of June 30, 2011 on an actual basis and on a pro forma basis after giving effect to (i) closing of the sale of the minimum shares offered, and

(ii) closing of the sale of the maximum shares offered, assuming the payment of commissions with respect to all shares sold and our payment of other offering expenses aggregating $ 50,000 (minimum) to $90,000 (maximum).

| | As of June 30, 2011 | | |
|---|---|---|---|
| | Actual | Pro Forma Based on Closing Minimum Offering | Pro Forma Based on Closing Maximum Offering |
| **Balance sheet data:** | (Unaudited) | | |
| Cash and cash equivalents | $ — | $ 175,000 | $ 4,050,000 |
| Working capital | — | 175,000 | 4,050,000 |
| Total assets | 587,823 | 422,210 | 4,297,210 |
| Total stockholders' equity | 587,823 | 422,210 | 4,297,210 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*This discussion should be read in conjunction with the historical financial statements included in this offering circular. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, please see "Risk Factors" set forth elsewhere herein.*

### Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We contracted with Z9 Services Group, a related party, for the design and development of our proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture, and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

### Recent Developments

We have issued a proposed hosted portal and license agreement to a company that secures insurance for members of a special branch of the U.S. armed forces. The agreement is currently being negotiated and we cannot predict when, or if, the agreement will be signed and generate revenue for us.

### Known Trends or Future Events

We have not generated any meaningful revenue and have therefore incurred significant net losses since our inception in August 2010. Since purchasing assets from ZeroNines effective December 15, 2010, which included trademarks, proprietary know-how, source code and all rights to our portal (but which excluded any ownership rights to the ZeroNines Always Available™ business continuity platform which we licensed on a non-exclusive basis), we have engaged in organizational activities and efforts necessary to undertake this offering. We have also been engaged in discussions with prospective strategic partners, although we have only entered into one license agreement with a strategic partner which to date has not resulted in our recognizing any revenue..

Unless we secure a strategic partner and generate license revenues, we will need additional capital in order to continue to implement our business strategy. We cannot assure you that we will secure such financing or that it will be adequate to execute our business strategy. Even if we obtain this financing, it may be costly and may require us to agree to covenants or other provisions that will favor new investors over existing shareholders. Due to the time required to negotiate and secure signed license agreements, we anticipate it will be some time before we generate substantial revenues, if ever. We expect to generate operating losses for the foreseeable future, but intend to limit the extent of these losses by securing license arrangements with one or more strategic partners. We currently have one such agreement in effect, but to date we have derived no revenue from that agreement.

Since inception, we have incurred significant net losses and we expect to continue to experience significant losses as we invest in building and deploying the EMS and medical practitioner modules on our portal. As of June 30, 2011, we had a deficit accumulated during the development stage of $283,489.

Subject to receipt of sufficient capital through this offering, we expect to build and deploy the EMS and medical practitioner modules on our portal in late 2011 and the first half of 2012. The timing of completion of these modules may vary from our expectations, however, depending on our ability to raise additional capital, as well as our success in identifying and contracting with prospective strategic partners.

## Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements. We have identified the accounting policies that we believe require application of management's most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results may differ substantially from these estimates under different assumptions or conditions. See Note 2 to our unaudited financial statements for a discussion of our critical accounting policies and estimates.

## Results of Operations – ZeroNines Assets Sold, May 1, 2010 to August 16, 2010

### *Revenue*

We are a development stage enterprise and have not generated material revenue in our operating history

### *Expenses*

Research and development costs of $88,059 for the ZeroNines Assets Sold represent allocated executive and programming labor expense for research and development on our portal from May 1, 2010 to August 16, 2010, together with allocated corporate overhead.

### *Net Loss*

The ZeroNines Assets Sold incurred a net loss of $88,059 for the period from May 1, 2010 to August 16, 2010, representing research and development costs incurred during such period.

## Results of Operations – ZenVault Medical Corporation, August 17, 2010 (Inception) to December 31, 2010

### *Revenue*

We are a development stage enterprise and have not generated material revenue in our operating history

### *Expenses*

Research and development costs on our portal were nil for the period from inception to December 31, 2010, but ZeroNines and its subsidiary incurred $159,151 in research and development costs during this period pursuant to the Design and Build Contract. Our general and administrative expenses increased to $235,287 during this period. These expenses consisted of compensation for the issuance of founders' stock, compensation related to the grant of stock options, and bank fees.

### *Net Loss*

We incurred a net loss of $235,132 for the period from August 17, 2010 to December 31, 2010. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

## Results of Operations – ZenVault Medical Corporation, Six Months Ended June 30, 2011

### *Revenue*

We are a development stage enterprise and have not generated material revenue in our operating history

### *Expenses*

Research and development costs on our portal were nil in the six months ended June 30, 2011, reflecting the delivery of the substantially completed portal to us by Z9 Services Group in December 2010. General and administrative expenses of $44,215 during this period consisted of compensation related to the grant of stock options and bank fees.

*Net Loss*

We incurred a net loss of $43,497 for the six months ended June 30, 2011. This loss reflects our general and administrative expenses during this period, after taking into account interest income.

**Liquidity and Capital Resources**

Since our inception, we have funded our operations primarily through sales of our equity securities. In order to continue to execute on our business plan, it will be necessary to raise additional capital and/or enter into licensing agreements. We cannot provide assurance that we will be able to raise capital or enter into licensing agreements. Until we secure any licensing agreements, we expect to satisfy our future cash needs through private or public sales of our securities or debt financings. We cannot be certain that funding will be available to us on acceptable terms, or at all.

If we cannot raise adequate additional capital in the future when we require it, we will be required to delay, reduce the scope of, or eliminate one or more of our module development programs or our commercialization efforts.

**Off Balance Sheet Arrangements**

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

**Recently Issued Accounting Pronouncements**

We have reviewed the accounting pronouncements up through Update No. 2011-06 and do not expect any of these updates to have a material impact on our financial statements.

**Disclosure and Internal Controls**

We are not currently required to evaluate the design and effectiveness of our disclosure controls and procedures, or the effectiveness of our internal control over financial reporting. At such time as we become subject to these provisions of the Exchange Act, we will then conduct the required evaluations and disclose their results.

**Quantitative and Qualitative Disclosures About Market Risk**

We are not currently exposed to material market risk arising from financial instruments, changes in interest rates or commodity prices, or fluctuations in foreign currencies. We have no need to hedge against any of the foregoing risks and therefore we currently engage in no hedging activities.

**Impact of Inflation**

In general, we believe that, over time, we will be able to increase prices to counteract the majority of the inflationary effects of increasing costs.

## BUSINESS

### Overview

We are a development stage company engaged in building and enhancing a cloud-based portal for uploading, storing, protecting, and transmitting personal health records (PHR). Our mission is to provide consumers, healthcare providers, hospitals, insurance companies and other healthcare market participants a secure, easy-to-use, cloud-based platform onto which PHR can be uploaded, stored, and continuously available worldwide to consumer end users and uploading healthcare providers. We designed and developed this proprietary, robust, and scalable platform, which we refer to as the ZenVault portal, using cloud-based software, network architecture and proprietary technology licensed from our affiliate, ZeroNines Technology, Inc.

Our strategy is predicated on our unwavering commitment to empower consumers to securely store, view, and control access to their PHR. Our portal enables consumers with copies of their PHR to scan and upload this information directly to their portal account. Our goal is to transform consumers' ability to view and manage this personal healthcare information through our portal's encrypted, cloud-based, continuously available storage infrastructure that can instantly and securely provision PHR to a consumer's desktop, laptop, smart phone, tablet, or similar device anywhere throughout the world.

Following completion of this offering, we will commence building the next module we have designed and expect to add to the ZenVault portal in the second quarter of 2012. This powerful module will allow medical professionals such as physicians, nurses, physician's assistants, dentists, chiropractors and psychiatrists, and healthcare facilities such as hospitals, clinics, and nursing homes, to quickly upload and store PHR. We expect to equip this module to accept uploads of commonly available formats such as .pdf, .jpg/.jpeg, .txt, png, tiff, rtf, Microsoft Word, and Microsoft Excel, with no need for conversion or customization. These files are expected to include diverse information such as basic patient data, medical history, hospital admittance and release records, medical orders, laboratory test results, examination and evaluation reports, immunization status, and medical images. When completed, the medical professional module will mark our successful achievement of twin business objectives:

- offering medical professionals a centralized, content-flexible depository for patient PHR that is secure, reliable, continuously available to the medical professional and consumer, and which will result in medical professionals complying with applicable privacy and PHR regulatory requirements, and
- facilitating the integration of our two planned primary user populations – consumers and medical professionals – onto a single, scalable, software-driven, cloud-based storage platform on the ZenVault portal that will cost-effectively and seamlessly provide bi-directional, synergistic, and concurrent access to PHR by both consumers and medical professionals.

We are fundamentally different from traditional electronic medical records (EMR) and electronic health records (EHR) companies. Today's healthcare marketplace generally defines EMR as the legal patient record created in hospitals and ambulatory environments that is the data source for EHR. EHR is data which is generated and maintained within an institution such as a hospital, clinic or physician office. Unlike many traditional EMR and EHR companies, we are not dependent on legacy software and dedicated hardware systems that EMR and EHR providers often require medical professionals to use for records storage, billing and reimbursement, and imaging. In contrast, our portal is a virtual "open source" storage platform that is designed to accommodate medical records and images stored in the many commonly used digital formats described above. Additionally, dedicated EMR or EHR systems can cost several hundred thousand dollars or far more, meaning cost can be a significant obstacle for small and mid-size medical professional practices and hospitals. In response to competitive pressures, several EMR and EHR companies have recently transitioned to free-access, advertising-based revenue models. We believe most consumers and medical professionals prefer personal health information to appear in an advertising-free environment and will purchase a subscription-fee based cloud-storage solution for PHR if it is encrypted, highly secure, flexible, continuously available, and easy-to-use.

## Our Sales, Marketing and Revenue Generation Strategies

We intend to rely on resellers, enterprise solutions providers, and institutional customers to market our portal to end users. We refer collectively to resellers, enterprise solutions providers, and institutional customers as strategic partners. Prospective strategic partners have direct access to, or relationships with, large end user populations that we believe will allow us to secure a much larger base of end users than we would otherwise be able to secure through direct marketing efforts. As ZeroNines is actively marketing its Always Available™ technology and cloud-based operating system to many entities that we believe are prospective ZenVault strategic partners in the PHR storage and management areas, we believe ZeroNines' marketing efforts will afford us crossover marketing opportunities to prospective strategic partners. We do not currently intend to engage in significant end user direct marketing except through low-cost web-based initiatives that are likely to generate a limited number of end users. We have not yet generated any revenues from strategic partner license agreements and have secured only one signed agreement to date. However, we are in early discussions with several prospective strategic partners and intend to continue to expand our marketing efforts directed at prospective strategic partners.

On our introduction of the medical professional module in 2012, we expect to inaugurate ZenVault portal storage at an attractive price point for this market as compared to existing EMR and EHR alternatives, particularly for smaller and mid-size medical practices. Our marketing strategy for the medical professional market, including prospective strategic partners in this market, will focus on the range of benefits for medical professionals, including:

- continuous access to patient information without location or device limitations;
- encrypted, secure storage of patient records;
- cloud-based network architecture, eliminating fixed costs for hardware and variable programming costs;
- flexible formatting, reducing or eliminating conversion, customization or manual processes associated with many dedicated EMR and EHR systems, thereby reducing administrative costs; and
- how simultaneously providing patient access to PHR is the future of healthcare and can foster improved patient relations, increase patient communication opportunities, and enable rapid collaboration and consulting.

We have designed a flexible revenue generation model that will accommodate our marketing and sales objectives within the consumer and medical professional target markets. In this regard, we have developed revenue sharing and royalty license paradigms for the ZenVault portal and private label portals we intend to make available to prospective strategic partners. We anticipate that certain strategic partners such as corporate or government customers may offer the ZenVault portal to employees and contractors as part of a highly competitive benefit package, while others may wish to make the ZenVault portal available to employees and contractors on a discounted or pass-through, subscription-fee basis. We believe that by continually seeking to add new functionalities and features to the ZenVault portal, we can create a compelling value proposition for our subscribers.

Going forward, we intend to incorporate bi-directional interactive features into our portal that will expand consumer end user PHR management capabilities and increase the attractiveness of our private label offerings. We also intend to seek certification of the ZenVault portal by recognized healthcare and security industry certifying organizations. Because the introduction of the medical professional portal will significantly expand our base of prospective customers, our focus in 2012 will be on converting prospective strategic partners and medical professionals to revenue-generating collaborators, enabling us to recruit a diversified base of end users.

## The Healthcare Market

The global healthcare market represents one of the world's largest markets. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. According to the Organization for Economic Cooperation and Development's (OECD) Health Data 2011, health spending reached an average of 9.5% of worldwide GDP in 2009. Applying the average health spending of 9.5% of GDP in 2009 to the European

Union's estimated GDP of $15 trillion, the EU's estimated total 2009 health spending was over $1.4 trillion. Accordingly, we believe that the worldwide market for health spending is comfortably in excess of $4 trillion. Although we are not aware of any statistics citing how many personal medical records are created per healthcare dollar spent, we believe that the multi-trillion dollar worldwide market for healthcare is reflected in the creation of hundreds of millions of medical records each year. In this regard, every visit to a physician or clinic, every hospitalization, every prescription, and every nursing home stay or home healthcare visit creates one or multiple personal medical records.

According to the Organization for Economic Cooperation and Development (OECD) Health Data 2011, released on June 30, 2011 (available at http://www.oecd.org/document/30/0,3343,en_2649_37407_12968734_1_1_1_37407,00.html), the following represents the national expenditure on health as a percentage of 2009 gross domestic product (GDP) for eight countries among the most developed in the world.

| Country | Total Expenditure on Health as a % of 2009 GDP[1] | Estimated GDP for 2009[2] | Implied 2009 Health Expenditures |
|---|---|---|---|
| United States | 17.4 | $ 14.3 trillion | $ 2.5 trillion |
| Netherlands | 12.0 | $ .65 trillion | $. 078 trillion |
| France | 11.8 | $ 2.1 trillion | $ 0.24 trillion |
| Germany | 11.6 | $ 2.8 trillion | $ 0.32 trillion |
| Switzerland | 11.4 | $ .31 trillion | $0.035 trillion |
| United Kingdom | 9.8 | $ 2.1 trillion | $ 0.21 trillion |
| Spain | 9.5 | $ 1.3 trillion | $ 0.12 trillion |
| Japan | 8.5[3] | $ 4.1 trillion | $ 0.35 trillion |
| Total | | | $ 3.75 trillion |

[1] Source: OECD Health Data 2011.

[2] Source: 2010 Central Intelligence Agency World Factbook. Represents GDP at official exchange rates in U.S. dollars. Information is not exact and has been rounded.

[3] Represents 2008 data, the most recent available.

The health expenditures in the table above indicate approximately $3.75 trillion was spent on health in 2009 among these eight countries. The National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services (HHS) states that total U.S. health spending reached $2.5 trillion in 2009. the major categories of which were hospital care ($759.1 billion), physician and clinical services ($505.9 billion), prescription drugs ($249.9 billion), and nursing home, continuing care communities, and home healthcare ($205.3 billion). In the U.S. alone, over 39.9 million hospitalizations occurred in 2008, according to the Agency for Healthcare Research and Quality.

**Industry and End User Challenges**

- *Highly Fragmented and Complex Market.* The market for PHR is highly fragmented and complex. Every entity or medical professional that creates or stores EMR and EHR today typically does so on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records.

- *Government Initiatives to Mandate Use of Electronic Health Records.* Both President Obama and former President Bush publicly articulated a goal of implementing EHR fully in the U.S. by 2014. HHS now offers

Medicare and Medicaid incentive programs that provide incentive payments to medical professionals, eligible hospitals, and critical access hospitals that adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Moreover, the Health Information Technology for Economic and Clinical Health Act, or HITECH, which was enacted as part of the American Recovery and Reinvestment Act of 2009, contains certain financial and other penalties that are currently scheduled to take effect in 2015. These penalties will apply to medical professionals and hospitals that fail to reach the meaningful use standard for electronic medical records related to Medicare and Medicaid services. This combination of financial incentives and penalties can be expected to exercise a powerful influence on the adoption of electronic medical recordkeeping by medical professionals and hospitals in the next two to three years.

• *Mandated Legal and Ethical Confidentiality for PHR.* Medical information confidentiality dates back to the Hippocratic Oath. The modern version of this oath, like its predecessor, continues to view the duty of confidentiality of medical information as a fundamental tenet of medical practice. That confidentiality is now codified in U.S. law under the Health Insurance Portability and Accountability Act (HIPAA) of 1996, or HIPAA, and HITECH. Medical professionals, hospitals and other providers, and consumers wanting access to their PHR are justifiably concerned about entrusting sensitive medical information to electronic systems that might be subject to hacking, internal security breaches, or other fraudulent activity. All healthcare market participants and consumers are therefore seeking assurance that any EMR system utilized by them will have sufficiently robust security measures so as to ensure the complete confidentiality of medical information.

• *Vast Market Size.* According to the National Health Expenditure Data published by the Centers for Medicare and Medicaid Services of the U.S. Department of Health & Human Services, total U.S. health spending reached $2.5 trillion in 2009. The OECD Health Data 2011 estimated that worldwide health spending reached an average of 9.5% of GDP in 2009. If this average is applied to the European Union's collective GDP of $15 trillion in 2009, the implied 2009 health spending in the EU was over $1.4 trillion. While we are not aware of statistics equating health spending to creation of medical records, we believe the size of the worldwide healthcare market evidences the creation and storage of millions of medical records each year. The need to securely digitize, store and retrieve this information in flexible formats and a low-cost environment will drive the search for technology solutions by medical professionals, hospitals and other healthcare providers.

• *Lack of Experienced Healthcare IT Professionals.* As market and government incentives have increased demand for electronic medical recordkeeping, demand for experienced technologists, programmers and system engineers with specialized healthcare knowledge has substantially increased. The legally-required confidentiality of medical information in the U.S. has also impacted demand for IT security professionals in the healthcare market. This demand has resulted in some EMR and EHR providers, hardware vendors, and programming firms being unable to fill hiring demand for seasoned IT professionals with healthcare experience. These difficulties have been compounded by hospitals, clinics and large medical practices seeking to hire experienced IT professionals to manage their IT and EMR systems from the same pool of prospective employees. A secure electronic medical recordkeeping service that is not dependent on localized or contracted IT support and which can be used by non-IT personnel in a flexible and low-cost environment will alleviate the need for legacy system support, costly upgrades, and capital investments that increase IT costs within the healthcare market.

• *Absence of Consumer Orientation and Consumer Desire for Knowledge.* Historically, consumers have had minimal access to their medical records, even though many healthcare decisions are dependent on the data in those records and the information technically belongs to the consumer end user. In addition, there have been instances where healthcare market participants have sought to retain patient medical records for reasons unrelated to patient care, *i.e.*, instances of billing disputes or malpractice litigation. In today's web-based world, consumers are accustomed to using the Internet to access all types of information, including information about health conditions, diseases and available treatment options. As consumers learn about ways in which they can obtain independent and easy access to PHR, it appears likely that demand will develop for this access and knowledge, just as demand grew for web-based information about treatment options when consumers learned of this information source.

• *Increasing Role of the Internet and Mobile Technologies.* Medical professionals and consumers increasingly are turning to the Internet and mobile devices for technology solutions in the storage, handling and retrieval of PHR. While medical professionals have access to the data developed by them, the inability to share this information with other medical professionals and providers on a common platform has increased the costs associated with, and detracted from fully taking advantage of, collaboration and consulting opportunities within the healthcare industry. In addition, the widespread adoption of mobile technologies will lead consumers to begin to expect health-related information to be available on their mobile devices where, when and how they want it.

**Regulation**

Because our portal involves the management of consumers' personal health records, it is critical for us to protect the privacy and confidentiality of our customers' PHR. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as HIPAA, requires covered entities to protect the privacy and confidentiality of the PHR of their patients and customers. Although we are not a covered entity as that term is defined in HIPAA, we have taken into account the privacy, security standards and other requirements of HIPAA when designing and developing our portal. We believe that we meet and/or exceed current HIPAA standards and have designed our EMS and medical practitioner modules to also meet those standards. We have not yet sought certification that our portal meets or exceeds applicable privacy and security standards by healthcare or security firms that provide such services, but we intend to obtain such certifications as our management team deems necessary or desirable once we have deployed the EMS and medical practitioner modules.

The Health Information Technology for Economic and Clinical Health Act, or HITECH, was enacted on February 17, 2009 as part of the American Recovery and Reinvestment Act. HITECH significantly expanded the businesses that are subject to HIPAA requirements. Under HITECH, entities that perform a function, activity, or service on behalf of a covered entity and that require use or access to the personal health information of the covered entity, and vendors of PHR that use or access personal health information, must also comply with the HIPAA's Security Standards and many of HIPAA's Privacy Standards. These entities are defined as "business associates" under HITECH. One of the key obligations under HITECH is the requirement of business associates to notify individuals when there has been, or there is a strong possibility of, a breach of the individual's personal health information.

As a vendor of storage and retrieval capabilities for PHRs, we intend to implement policies and procedures to ensure our compliance with HITECH and its associated regulations. However, we believe that under the second element of the definition of a business associate in HITECH, we would not be considered a business associate as we do not perform "a function or activity on behalf of the covered entity," principally because covered entities are not required to maintain PHR. Similarly, we do not meet the other part of the second element of this test in that we do not "perform a service on behalf of a covered entity," because the beneficiary of the PHR is the patient, not the covered entity, and the covered entity has no obligation to maintain PHRs on its patients - only medical records. Although we do not believe we are currently subject to HIPAA and HITECH, we intend to strive to meet the requirements imposed on businesses that are subject to these laws, and will monitor developments in these laws and their associated regulations to ascertain if changes or implementing rules may encompass our business within this regulatory scheme.

**Intellectual Property**

We own the URL and domain name for the web address *www.zenvault.com*. Under the Sale and Participation Agreement with ZeroNines, we purchased the source code for our portal, the "ZenVault®" and "ZenCode®" trademarks, each of which is registered with the U.S. Patent and Trademark Office, and certain proprietary technology. We do not currently maintain any patented intellectual property. Our Sale and Participation Agreement with ZeroNines grants us a 30 year non-exclusive license to use the ZeroNines Always Available™ business continuity platform. That platform utilizes technology that is the subject of two issued U.S. patents, Nos. 6,816,980 and 6,760,861, and issued patents in several European Union countries. The Sale and Participation Agreement also entitles us to use technology which is the subject of patent applications filed, or to be filed, by ZeroNines.

We do not believe that patents will play an important role in the protection of our intellectual property, as we believe that several methods exist that can be used by our competition to store, manage and make PHR accessible. As we expand our portal's capabilities, we will consider whether patents, trademarks, copyrights or other forms of intellectual property protection are appropriate, will provide us meaningful protection, and are likely to be issued if applied for.

We also maintain trade secrets and proprietary know-how that we seek to protect through confidentiality and nondisclosure agreements. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. If we do not adequately protect or enforce our trade secrets and proprietary know-how, our competitive position and business prospects could be materially harmed.

**Competition**

Our portal competes with a number of product and service providers in the consumer health information management marketplace, including HealthVault, myMediConnect, MyMedical Records, NoMoreClipboard.com, and others. Some of these firms offer free PHR management services to consumers, while deriving revenue from advertising, while others use a subscription fee model similar to ours. Google Health, a free service, recently ceased operations and is no longer among the companies with which we compete. We also compete with Internet portals offered by insurance companies, hospitals and HMOs for their policyholders and patients.

Each of our competitors offers varying PHR products and services for on-line storage and access to medical records at varying price points. We believe our ability to compete effectively in our industry will be enhanced by our use of the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. We also believe that our portal's content and format flexibility offers greater ease of use than our competitors' products because copies of actual medical records, such as laboratory test results and radiology reports, can be uploaded directly into the user's account by consumers and without reliance on a third party, which may raise confidentiality and cost issues.

Today, most hospitals, medical practitioners, and insurers typically create and store EMR and EHR on local systems or networks that often have built-in limitations regarding access, format requirements, storage size cutoffs, upload prerequisites, and similar restrictions. We believe there are a large number of EMR and EHR vendors that offer a wide range of hardware, software and system solutions for electronic medical records storage, many of which are customized systems that lack interface capabilities, flexible formatting, off-location accessibility and other features. Many of these legacy systems also use dedicated hardware and software that require specialized knowledge or additional administrative staff time to use. A significant number of medical professionals and healthcare providers continue to document medical records on paper as they await introduction of secure, encrypted and next-generation solutions to electronic storage of medical records. We believe our portal will address many of the shortcomings inherent in today's legacy EMR and EHR systems

Although hospital patient, HMO patient and insurance policyholder portals may allow users to see certain information regarding test results, prescriptions or claims data, and may even give patients the ability to set appointments and communicate with doctors, these portals only allow users to view data from that specific provider. If an end user changes healthcare providers or insurance carriers, the information may become inaccessible. In contrast, our portal is designed to offer consumers a single, secure, on-line depository for all of their PHR from every provider, so that this information is available anytime a user needs to access or share it.

We expect that other companies may elect to enter the PHR management market, and many of those businesses may have greater technical, financial, and marketing resources than are available to us. Our current or future competitors may also seek to replicate features offered on our portal, which could diminish any competitive advantage we believe we possess.

**Disaster Recovery Plan**

We have a disaster recovery plan in place that is designed to ensure the safekeeping of records stored in a user's ZenVault portal account, while maintaining continuity of our services. This plan is premised on the ZeroNines Always Available™ business continuity platform, which offers simultaneous cloud-based storage in two separate cloud computing networks. The cloud-based systems now used by us are on the East Coast and West Coast of the U.S., which we believe offers maximum security against a natural or man-made disaster. The ZenVault portal simultaneously, automatically encrypts and stores PHR data on both cloud networks on a real-time basis. [Our backup and recovery encryption and processes are FIPS 140-2 compliant.]

**Research and Development**

Prior to our formation on August 17, 2010, ZeroNines spent $88,059 on research and development activities on our behalf. ZeroNines and Z9 Services Group conducted additional research and development activities for our portal after August 17, 2010, but those expenses were assumed by ZeroNines under the Design and Build Contract. After this offering, we will undertake all of our own research and development and do not expect to rely on ZeroNines or Z9 Services Group for those activities.

**Facilities**

We currently maintain our corporate offices in the residence of Mr. Botdorf at 450 East Happy Canyon Road, Castle Rock, Colorado. We are not charged any rental for our use of Mr. Botdorf's residence. Assuming we sell all of the Series A Preferred Stock offered, we expect to lease a small corporate office of approximately 1,500 to 2,000 square feet in or adjacent to Castle Rock, Colorado. We believe that there are a number of suitable facilities available for lease as our corporate office, and we have allocated a portion of our working capital to the expected rent expense for that office.

**Product Liability and Insurance**

The storage and maintenance of PHR involve inherent risks of computer security breaches that may result in unauthorized parties gaining access to sensitive medical information. If this occurred on our portal or on a private-labeled portal we designed, we could be subject to lawsuits and regulatory or administrative proceedings, and may be liable, directly or as an indemnitor, for damages. Those damages could include compensatory, punitive or other exemplary damages which could be substantial. Due to the high cost of liability insurance coverage, we have elected not to obtain liability insurance at the current time. We expect to obtain liability insurance coverage at such time as we secure revenue-producing strategic partners or a material number of end users. The amount, nature and pricing of such insurance coverage will likely vary due to a number of factors, especially our portal's past security record. We may not be able to obtain sufficient insurance coverage to address our exposure to liability actions, or the cost of that coverage may be such that we will be limited in the types or amount of coverage we can obtain. Any uninsured loss we suffer could materially and adversely affect our business and financial position.

**Legal Proceedings**

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings in which we will become involved.

**Employees**

As of August 1, 2011, we had eight part-time employees and utilized the services of a number of consulting programmers on a part-time basis. Overall, we have not experienced any work stoppage and do not anticipate any work stoppage in the foreseeable future. Management believes that relations with our employees are good.

**Corporate Information**

Our principal executive offices are located at 450 East Happy Canyon Road, Castle Rock, Colorado, 80108, USA, and our phone number is (303) 810-7719.

We maintain a website on the internet at *www.zenvault.com*. The information on our website is not, and shall not be deemed to be, a part of this offering circular. You may read and copy the offering circular and any exhibits we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

## THE RESCISSION OFFER

### Background and Reasons for the Rescission Offer

During the Purchase Period, we inadvertently accepted into escrow the $341,000 Purchase Price prior to the time that the SEC had qualified the Previously Filed Offering Circular. We did so based on legal advice we received that we were permitted to make sales of Preferred Stock under the Previously Filed Offering Circular once it was filed with the SEC. On April 22, 2011, the SEC requested information concerning the exemption we relied upon in making such sales. Subsequently, we determined that we should not have made sales under the Previously Filed Offering Circular until such time as the SEC qualified the Previously Filed Offering Circular (which had not occurred), and that no other exemption was available for sales of the Rescission Shares during the Purchase Period.

We are making this Rescission Offer in order to address the violation of Section 5 of the Securities Act of 1933, as amended (the "Securities Act") that resulted from sales of the Rescission Shares to the Prior Subscribers during the Purchase Period. There are eight investors who purchased the Rescission Shares during the Purchase Period, including a director nominee of ZenVault who gifted the purchased Rescission Shares to two relatives. We are making the Rescission Offer to the director nominee, who has informed us that he does not intend to accept the Rescission Offer on his own behalf or on behalf of his donees. However, the director nominee and the other Prior Subscribers are not eligible to make a decision to accept or reject the Rescission Offer until we have delivered to such persons this offering circular and sufficient time has passed within which such persons may review this offering circular. Accordingly, the director nominee's communication to us is non-binding and will only become binding when he accepts or rejects the Rescission Offer. None of our existing officers or directors is eligible to participate in the Rescission Offer.

### Effect of the Rescission Offer

If you reject or fail to timely accept the Rescission Offer in accordance with the terms and conditions set forth in this prospectus and the Rescission Offer Election Form by 5:00 p.m., Mountain Time, on the Expiration Date, you will retain ownership of the Rescission Shares you own and will not receive any payment for any Rescission Shares you previously purchased.

Your acceptance of the Rescission Offer may preclude you from later seeking similar relief, if any is available. We understand that, under most securities laws, acceptance or rejection of a rescission offer may preclude offerees from initiating an action against the rescission offeror in connection with the registration of securities that are the subject of the rescission offer. In this regard we urge you to consult with your legal adviser to determine whether to accept or reject the Rescission Offer. We may assert, among other defenses, in any litigation initiated by a person eligible to participate in the Rescission Offer who accepts or rejects the Rescission Offer, that such person is estopped from asserting such claims as a result of the Rescission Offer.

We believe that this Rescission Offer is exempt from registration under the federal securities laws and applicable state securities laws and thus need not comply with securities laws regulating such offers. However, we do not make any representation as to the compliance of this Rescission Offer with any applicable state securities law.

Statutes of limitations under state laws vary by state, with the limitation period under many state statutes not typically beginning until the facts giving rise to the violation are known. Our Rescission Offer is not an admission that we did not comply with any federal or state registration or disclosure requirement, nor is it a waiver by us of any applicable statute of limitations or any potential defense we may have. Determining when a statute of limitations expires can be a difficult issue, and you should consult with an attorney if you have any questions regarding how a statute of limitations may apply to any claims you have or regarding any of your legal rights and remedies before deciding whether or not to accept the Rescission Offer.

### Terms of the Rescission Offer

If you accept the Rescission Offer, we will repurchase the Rescission Shares at a purchase price equal to the Purchase Price paid by you for the Rescission Shares you purchased. You also will receive interest on the original

Purchase Price of the Rescission Shares at a rate of 6% per annum from the date you purchased the Rescission Shares through the Expiration Date.

Although this offering circular uses the term "interest" when describing the calculation of the Rescission Offer price, the term is only intended to describe the method used to calculate the payment amount, and the payment is not considered interest for federal income tax purposes. Instead, the entire amount will be considered as a payment for the sale of your Rescission Shares.

The Rescission Offer will expire at 5:00 p.m., Mountain Time, on [the Expiration Date], which is the Expiration Date. If all actions required to validly accept the Rescission Offer are completed in accordance with the terms and conditions set forth in this offering circular and the instructions to the Rescission Offer Election Form prior to the deadline specified in the preceding sentence, we will within two business days of the Expiration Date instruct the Escrow Agent to return to you the Purchase Price you paid for your Rescission Shares, together with statutory interest thereon, in accordance with the description contained in this offering circular. All such amounts will be paid in U.S. dollars.

**How to Accept or Reject the Rescission Offer**

***YOU ARE NOT LEGALLY REQUIRED TO ACCEPT THE RESCISSION OFFER.***

***How to accept the Rescission Offer***

Acceptance of the Rescission Offer is optional. In making your decision, you should consider all relevant factors in light of your particular economic and personal circumstances, and the possibility that the value of the Rescission Shares may increase or decrease after the Expiration Date. You should also bear in mind that our Preferred Stock is not and will not be quoted or traded on a national securities exchange or other automated quotation system until such time as we file a registration statement under the Securities Act and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, you must be prepared to bear the economic risk associated with ownership of the Rescission Shares for an indefinite period.

Your Rescission Offer Election Form is attached as an Exhibit to this offering circular. To accept the Rescission Offer, please check the box on the Rescission Offer Election Form next to, "I ACCEPT THE RECESSION OFFER," and then send us a facsimile transmission of the signed Rescission Offer Election Form at (303) 814-1495, or send us the original signed Rescission Offer Election Form by U.S. Postal Service to us at 450 East Happy Canyon Road, Castle Rock, Colorado 80108. If you send us the signed Rescission Offer Election Form by regular mail, we strongly suggest you send the form by certified mail, return receipt requested, and retain a copy of the signed form for your records. In order to accept the Rescission Offer, you must initiate the facsimile transmission or mail the Rescission Offer Election Form on or before 5:00 p.m., Mountain Time, on [the Expiration Date]. If you do so, we will send you a facsimile transmission or letter confirming your acceptance of the Rescission Offer .

IF YOU DO NOT CHECK THE "I ACCEPT THE RECESSION OFFER" BOX ON YOUR RESCISSION OFFER ELECTION FORM AND RETURN IT TO US BY FACSIMILE TRANSMISSION OR THE U.S. POSTAL SERVICE ON OR BEFORE 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER.

***How to reject the Rescission Offer***

You do not need to take any action to reject the Rescission Offer. If you change your decision and want to reject the Rescission Offer after having accepted the Rescission Offer, you may reject the Rescission Offer by making a copy of your Rescission Offer Election Form, crossing out the box that represents your previous decision, check the appropriate box representing your new decision, and then initial both boxes and indicate the date on which you took both of these actions. Then you must send us the revised Rescission Offer Election Form by facsimile transmission or regular mail as described above on or before 5:00 P.M., Mountain Time, on the Expiration Date.

**If you have previously accepted the Rescission Offer and you change your mind, we must receive this notice of rejection on or before 5:00 p.m., Mountain Time, on the Expiration Date. Otherwise, you will be deemed to have accepted the Rescission Offer pursuant to your Rescission Offer Election Form.**

IF YOU FAIL TO PROPERLY COMPLETE ALL ACTIONS REQUIRED FOR VALIDLY ACCEPTING THE RESCISSION OFFER PRIOR TO 5:00 P.M., MOUNTAIN TIME, ON THE EXPIRATION DATE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. ACCEPTANCE OR REJECTION OF THE RESCISSION OFFER MAY TERMINATE YOUR RIGHT TO BRING A CIVIL ACTION AGAINST US FOR FAILURE TO REGISTER THE SHARES UNDER THE SECURITIES LAWS.

**Funding the Rescission Offer**

We never authorized American National Bank, the Escrow Agent, to release the Purchase Price to us, and the aggregate Purchase Price remains on deposit with the Escrow Agent as of the date of this offering circular. Therefore, any Prior Subscriber who accepts the Rescission Offer will receive a full refund of his, her or its Purchase Price, together with statutory interest from the date of the purchase to the Expiration Date. That refund will come directly from the Escrow Agent pursuant to instructions we will provide to the Escrow Agent within two business days of acceptance of the Rescission Offer by any Prior Subscriber.

**Questions about the Rescission Offer**

If you have questions about the Rescission Offer, you may call us at 1-303-814-8121, Monday through Friday between the hours of 8:00 a.m. and 5:00 p.m., Mountain Time, or email us at ir@zeronines.com.

**When You Should Expect Payment if You Accept the Rescission Offer**

The instructions to the Escrow Agent which we will deliver to the Escrow Agent within two business days after the Expiration Date require the Escrow Agent to mail the cashier's check to you by certified mail, return receipt requested, within two business days of receipt of our instructions. Accordingly, if the time for mail to reach you is approximately three to five business days, you should expect to receive the cashier's check in 7 to 12 calendar days after the Expiration Date.

## MANAGEMENT

### Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of August 1, 2011.

| Name | Age | Position |
|---|---|---|
| John C. Botdorf | 51 | Executive Chairman of the Board and Acting Chief Financial Officer |
| Alan S. Gin | 55 | Chief Executive Officer and Director |
| Keith T. Fukuhara | 48 | Chief Technology Officer |
| Bradley J. Claus | 33 | Chief Operating Officer and Director |
| Dr. Mark W. Brunvand | 55 | Director Nominee |

*John C. Botdorf* co-founded ZenVault with Messrs. Gin and Fukuhara in August 2010, and has been the executive chairman of the board and acting chief financial officer since our inception. Since November 2001, Mr. Botdorf has also served as the executive chairman of ZeroNines Technology, Inc., which he co-founded with Messrs. Gin and Fukuhara in November 2001. Mr. Botdorf has also served since January 2009 as a managing member of Z9 Services Group, LLC, which is wholly-owned by ZeroNines Technology, Inc. ZeroNines is engaged in developing and marketing the Always Available™ patented business continuity platform for user applications in dual cloud-based locations, which is installed and serviced by Z9 Services Group. Mr. Botdorf divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Botdorf received a Bachelor of Science degree with a double major in finance and real estate from California State University – Northridge in 1983.

*Alan S. Gin* co-founded ZenVault with Messrs. Botdorf and Fukuhara in August 2010, and has served as our chief executive officer and a director since our inception. Mr. Gin co-founded ZeroNines in November 2001 and has served as its president and chief executive officer since that time. He also has been a managing member of Z9 Services Group, LLC since January 2009. Mr. Gin served as Vice President of the Enterprise Solutions Group of Hitachi Data Systems from 1998 to 2001, and prior to that time was, respectively, a managing director of Consulting Services for StorageTek, a senior program manager at AT&T Global Information Solutions, and a director of Wang Laboratories Professional Services. He also served previously as the senior director of PwC's Microcomputer Advisory Services Group. Mr. Gin divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Gin attended Hawaii Pacific University from 1974 through 1978, where he majored in business administration. Mr. Gin, together with Mr. Fukuhara, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

*Keith T. Fukuhara* co-founded ZenVault with Messrs. Botdorf and Gin in August 2010, and has served as our chief technology officer since our inception. Mr. Fukuhara has served as the chief technology officer of ZeroNines since November 2001, and has also been a member of the board of directors of ZeroNines since 2001. Prior to co-founding ZeroNines, Mr. Fukuhara served as, respectively, a senior solutions architect for Hitachi Data Systems, a senior security consultant for Secure It, and a senior consultant for the Teris Consulting Group of StorageTek. Mr. Fukuhara divides his time between ZenVault and ZeroNines, but devotes currently at least 33% of his available work hours to us. Mr. Fukuhara received a Bachelor of Science degree in computer science from San Francisco State University in 1986. Mr. Fukuhara, together with Mr. Gin, was issued two patents in 2004 covering the Always Available™ business continuity platform and system architecture developed by ZeroNines.

*Bradley J. Claus* has served as our chief operating officer since January 2011 and as a member of our board of directors since June 2011. Mr. Claus has since 2006 served as a registered representative in the Centennial, Colorado office of World Financial Group, which is owned by AEGON, an international life insurance, pension and investment group based in The Hague, Netherlands. World Financial Group offers a broad variety of financial products to consumers, including life insurance, annuities, and mutual funds, as well as financial support services for businesses. Mr. Claus has also served as a registered investment advisor in the Centennial, Colorado office of Investment Advisors International (IAI) since 2009. IAI is the affiliate investment advisory firm of WFG. Mr. Claus currently devotes only such time as may be required to our business and affairs. We expect that Mr. Claus will devote approximately 33% of his time, or at least 13 hours per 40 hour-week, to our business and affairs once we close on at least $400,000 in gross offering proceeds and he becomes eligible to draw a salary. Mr. Claus received a Bachelor of Science degree in economics in 2004 from the University of Michigan.

*Mark V. Brunvand, M.D.* is a director nominee who will join our board of directors on the date of this offering circular. Dr. Brunvand is an oncologist and has been a member of the hospital staff of Presbyterian/St. Luke's Medical Center in Denver, Colorado since 1997. From 1986 to 1997, Dr. Brunvand served as a staff physician for the Oregon Health Science University Hospital in Portland, Oregon, the Swedish Medical Center & Fred Hutchinson Cancer Research Center in Seattle, Washington, University Hospital in Salt Lake City, Utah, and the National Institutes of Health in Bethesda, Maryland. Dr. Brunvand is board certified in internal medicine and oncology, has authored or co-authored a number of publications and papers on bone marrow transplantation, hematology, immunotherapy and immune response, and cancer treatment modalities. He has also received a number of awards, including the American Society of Hematology Scholar Award and a National Research Service Award. Dr. Brunvand received a Bachelor of Science degree in Chemistry from Colorado State University, and his M.D. degree from the University of Colorado Health Sciences Center. As an independent director, Dr. Brunvand will devote only such time as is required to our business and affairs.

**Family Relationships**

There are no family relationships between any of our directors or executive officers.

**Leadership Structure of the Board**

The board of directors does not currently have a policy on whether the same person should serve as both the chief executive officer and chairman of the board or, if the roles are separate (as they currently are), whether the chairman should be selected from the non-employee directors or should be an employee. The board believes that it should have the flexibility to make these determinations at any given point in time in the way that it believes best to provide appropriate leadership for ZenVault at that time.

**Risk Oversight**

The board currently oversees risk management directly and is responsible for all aspects of risk management. At such time as we establish an audit, compensation and governance/nominating committees of the board, we expect that each of these committees will assume a role in risk management in the areas then overseen by them. Management is responsible for implementing risk management strategy developed by the board and developing policies, controls, processes and procedures to identify and manage risks.

**Executive Compensation**

Since our inception in August 2010, we have paid no salaries or bonus compensation to our officers. Following our formation, we issued to Messrs. Botdorf, Gin, Fukuhara and Claus stock options to acquire 450,000, 450,000, 450,000 and 100,000 shares, respectively, of our common stock. Those options carry an exercise price of $.01 per share and are exercisable through December 31, 2016. In addition, commencing January 1, 2011, we began issuing monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus of 15,000, 15,000, 15,000 and 12,000 options, respectively. Accordingly, as of August 1, 2011, we had made monthly option grants to Messrs. Botdorf, Gin, Fukuhara and Claus covering a total of 120,000, 120,000, 120,000 and 96,000 shares, respectively. We expect to continue this practice at least through the remainder of 2011. The exercise price of each of the monthly option grants will be $.01 per share until we close on the sale of the minimum number of shares in this offering, at which time the exercise price of subsequent monthly option grants is expected to be $.50 per share, a price equal to the offering price of the Series A Preferred Stock. All options granted to our executive officers are fully vested as of the date of grant. Future option grants to our executive officers may carry time or performance-based vesting criteria, as determined by the independent members of the board at the time of grant.

Messrs. Botdorf, Gin and Fukuhara currently draw salaries from ZeroNines and will not begin drawing salaries from us until we have accepted subscriptions for at least 800,000 shares of Series A Preferred Stock with a purchase price of $400,000. At that time, these officers and Mr. Claus will begin drawing a $7,000 per month salary from us. Once the gross proceeds we have raised in this offering exceed $1.5 million or we are generating at least $25,000 in monthly revenue, we will increase the monthly salaries payable to Messrs. Botdorf, Gin, Fukuhara and Claus to $13,000 each.

Our executive officers will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

### Overview of Our Planned Compensation Program

Our planned compensation program that we intend to implement for our executive officers following completion of this offering consists of three components—a base salary, discretionary bonuses based on performance, and equity compensation. Each of these components is discussed in further detail below.

*Compensation Program Objectives; What Our Compensation Program is Designed to Reward.* Our executive compensation program is designed to retain our executive officers and to motivate them to increase shareholder value on both an annual and longer term basis. These objectives are to be accomplished primarily by positioning us to maximize our portal development efforts and to transform, over time, those efforts into revenue derived from strategic partners and end users. To that end, our compensation package includes significant incentive forms of stock-based compensation to ensure that each executive officer's interest is aligned with the interests of our stockholders.

*Why Each Element of Compensation is Paid; How the Amount of Each Element is Determined.* The following is a brief discussion of each element of our executive officer compensation. The board intends to pay each of these elements in order to ensure that a desirable overall mix is established between base compensation and incentive compensation, cash and non-cash compensation, and annual and long-term compensation. The board also intends to evaluate on a periodic basis the overall competitiveness of our executive compensation packages as compared to packages offered in the marketplace in which we compete for executive talent. Overall, our board believes that our executive compensation packages are currently appropriately balanced and structured to retain and motivate our executive officers, while necessarily taking into account our presently limited financial resources.

*Salaries.* The cash salaries to be paid to our executive officers were established at the time they became officers. Each of these persons has an employment agreement with us. None of our executive officers who serve on our board of directors receive any additional compensation for serving on our board.

*Cash Incentive Compensation.* Cash incentive or bonus compensation is discretionary under our employment agreements with our officers. However, each employment agreement contains performance objectives tailored to the individual officer's duties, and provides for a target bonus of 50% of the officer's base salary, which is to take into account both employee performance and company performance. All cash incentive compensation grants are intended to be paid in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

*Equity Compensation.* In 2010, we granted stock options to certain of our officers, directors and consultants for their services, all of which were granted pursuant to written agreements under our 2010 stock incentive plan. All future grants are expected to be made under the 2010 plan.

*Perquisites.* None of our executive officers receives any perquisites at this time. We may in the future offer health insurance coverage to all of our employees and, if we do so, our executive officers may elect to participate in such coverage.

*How Each Compensation Element Fits into Overall Compensation Objectives and Affects Decisions Regarding Other Elements.* In establishing compensation packages for executive officers, numerous factors are considered, including the particular executive's experience, expertise and performance, our operational and financial performance, and compensation packages available in the marketplace for similar positions. In arriving at amounts for each component of compensation, our board strives to strike an appropriate balance between base compensation and incentive compensation. The board also endeavors to properly allocate between cash and non-cash compensation, bearing in mind our limited financial resources, and between annual and long-term compensation.

*Risk Assessment.* Our board has reviewed our compensation program and believes that the program, including our cash incentive compensation and equity incentive compensation, does not encourage our executive officers to engage in any unnecessary or excessive risk-taking. As a result, our board has to date not implemented a provision for recovery by us of cash or incentive compensation bonuses paid to our executive officers.

**Employment Agreements**

In August 2011, we entered into employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus. The terms of the employment agreements with Messrs. Botdorf, Gin, Fukuhara, and Claus are substantially identical except as noted below. Each agreement has an initial term ending July 31, 2014. Each agreement requires the officer to devote at least 13 hours to our business and affairs out of a regular 40-hour work week. Once we have closed on at least $ 400,000 in proceeds from this offering, Messrs. Botdorf, Gin, Fukuhara and Claus will begin receiving salaries of $7,000 each, reflecting our limited financial resources. These reduced salary levels will increase to $13,000 for each officer once we have closed on at least $1.5 million in gross proceeds from this offering. We are not obligated to accrue amounts for any deferred salaries for Messrs. Botdorf, Gin, Fukuhara, and Claus as no salary deferrals are called for under their employment agreements.

Each officer is entitled to receive an annual bonus each year that will be determined by the board of directors based on individual achievement and company performance objectives established by the board. Included in those objectives, as applicable for the responsible officer, are (i) obtaining the first strategic partner licensee for the ZenVault portal, (ii) preparation and compliance with a fiscal budget, (iii) the launch of the EMS and physician modules for the portal, and (iv) the securing of additional strategic partners as the portal's capabilities are enhanced by addition of new modules, under licensing terms approved by the board of directors.

**Potential Payments Upon Termination or Change in Control**

If the employment of Messrs. Botdorf, Gin, Fukuhara or Claus is terminated at our election at any time, for reasons other than death, disability, cause (as defined in the agreement), or a voluntary resignation, or if an officer terminates his employment for good reason, the officer in question shall be entitled to receive a lump sum severance payment equal to two times his base salary and of the continued payment of premiums for continuation of the officer's health and welfare benefits pursuant to COBRA or otherwise, for a period of two years from the date of termination, subject to earlier discontinuation if the officer is eligible for comparable coverage from a subsequent employer. All severance payments, less applicable withholding, are subject to the officer's execution and delivery of a general release of us and our subsidiaries and affiliates and each of their officers, directors, employees, agents, successors and assigns in a form acceptable to us, and a reaffirmation of the officer's continuing obligation under the propriety information and inventions agreement (or an agreement without that title, but which pertains to the officer's obligations generally, without limitation, to maintain and keep confidential all of our proprietary and confidential information, and to assign all inventions made by the officer to us, which inventions are made or conceived during the officer's employment). If the employment is terminated for cause, no severance shall be payable by us.

"Good Reason" means:

- a material reduction or change in the officer's title or job duties inconsistent with his position and his prior duties, responsibilities and requirements;
- any reduction of the officer's then-current base salary or his target bonus;
- relocation of the officer to a facility or location more than 40 miles from our current offices in Castle Rock, Colorado; or
- a material breach by ZenVault of the employment agreement.

"Cause" means:

- conviction of a felony or a crime involving fraud or moral turpitude;
- commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act that impairs the officer's ability to perform his duties;
- intentional or reckless conduct or gross negligence materially harmful to ZenVault or its successor;
- willful failure to follow lawful instructions of the board; or
- gross negligence or willful misconduct in the performance of duties.

"Change in Control" means: the occurrence of any of the following events:

i. Any person (other than persons who are employees of ZenVault at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing

50% or more of the combined voting power of ZenVault's then outstanding securities. In applying the preceding sentence, (A) securities acquired directly from ZenVault or its affiliates by or for the person shall not be taken into account, and (B) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change in Control, as reasonably determined by the board;

ii ZenVault consummates a merger, or consolidation of ZenVault with any other corporation unless: (a) the voting securities of ZenVault outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of ZenVault or such surviving entity outstanding immediately after such merger or consolidation; and (b) no person (other than persons who are employees at any time more than one year before a transaction) becomes the beneficial owner, directly or indirectly, of securities of ZenVault representing 50% or more of the combined voting power of ZenVault's then outstanding securities;

iii The stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets; or

iv. The stockholders of ZenVault approve a plan or proposal for liquidation or dissolution of ZenVault.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of ZenVault immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of ZenVault immediately following such transaction or series of transactions.

The employment agreements also provide for the payment of a "gross-up" payment if the officer becomes entitled to certain payments and benefits and equity acceleration under his employment agreement and those payments and benefits constitute "parachute" payments under Section 280G of the Internal Revenue Code. In addition, in accordance with ZenVault's stock incentive plan, all outstanding stock options held by Messrs. Botdorf, Gin and Fukuhara (and all other option holders with grants under that plan) become fully vested in connection with a Change in Control.

**Director Independence**

We are not currently subject to the director independence and board committee requirements established by any other national securities exchange. Our board of directors is currently composed of three members and, on the date of this offering circular, will increase to four members as a result of Dr. Brunvand joining our board. We expect that Dr. Brunvand will not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and, therefore, he is and will be "independent" as that term is currently defined by the national securities exchanges. The other members of the board of directors are employee-directors and will not meet the definition of "independent."

We intend to add independent members to our board of directors and establish board committees in 2012 in order to demonstrate our commitment to the corporate governance standards established by the national securities exchanges. The rules of the national stock exchanges require that, subject to specified exceptions, each member of a listed company's audit, compensation, governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the national stock exchanges, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

**Board Committees**

At such time as we have added at least two additional independent directors to our board, we intend to establish an audit committee, a compensation committee and a nominating and governance committee of the board.

**Non-Management Director Compensation**

Commencing on Dr. Brunvand's appointment to our board of directors on the date of this offering circular, we will make monthly option grants to Dr. Brunvand to purchase 3,000 shares of our common stock. The option exercise price will be equal to the prevailing fair value of our common stock on the date of grant. The monthly option grant will be fully vested on the grant date, and the term of the option will be 10 years. We will also begin paying Dr. Brunvand a meeting fee of $750 per board meeting attended commencing in September 2011.

We anticipate that non-management members added to our board of directors in 2012 will each receive an option grant at the time such persons join our board of directors, ongoing monthly option grants similar to those issued to Dr. Brunvand, and meeting fees as described above.

**Code of Business Conduct and Ethics**

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

## RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

In addition to the director and executive compensation arrangements discussed above in "Management," we have been a party to the following transactions since our formation in August 2010 in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

On December 15, 2010, we executed the Design and Build Contract with Z9 Services Group. Simultaneously, Z9 Services Group delivered to us the substantially completed ZenVault portal that Z9 Services Group had designed, built, tested and deployed according to the specifications in the Design and Build Contract. Under that contract, we are obligated to pay a cash price of $620,000 and issued 4,493,198 shares of our Series B Preferred Stock to ZeroNines, as assignee of Z9 Services Group. Because the Design and Build Contract did not address the ownership of the portal and the associated ZenVault intellectual property, we entered into the Asset Purchase, License and Revenue Participation Agreement, or the Participation Agreement, with ZeroNines and Z9 Services Group in August 2011 in order to memorialize our ownership of the ZenVault portal, our license rights pertaining to the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify revenue sharing arrangements between us and ZeroNines. We have filed a copy of this agreement as an exhibit to this offering circular, and refer you to that exhibit for additional information. Among other terms, the Participation Agreement memorializes:

- the confirmation of ZeroNines' sale to us of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, effective December 15, 2010;
- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. We were granted a 30-year license from ZeroNines under which we have the right to use the Always Available™ business continuity platform to operate the portal *at www.zenvault.com* or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:
    - if ZeroNines is to host the private labeled portal, we and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;
    - if ZeroNines is not hosting the private labeled portal, we and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or
    - for revenue derived from the ZenVault portal itself, we and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by us (if we host our portal) or by ZeroNines, and all of which will first be reimbursed to us or ZeroNines before payment of net royalties, license or sublicense fees;
- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by us, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with us in healthcare, medical, insurance, college/university, legal and finance applications, but subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and
- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for

liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines shall have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines shall have previously consented to the change in control or described corporate event in its sole and absolute discretion.

We intend to pay Z9 Services Group, LLC, a wholly-owned subsidiary of ZeroNines, a minimum of $90,000 against the cash portion of the $620,000 purchase price of the Design and Build Contract on closing of the minimum offering described in this offering circular. To the extent we raise more than the minimum proceeds, we will increase the amount paid to Z9 Services Group by $60,000 for each $500,000 in gross proceeds raised in this offering. Accordingly, if we raise between $4.3 million and $4.6 million in this offering, we will pay Z9 Services Group all amounts due under the Design and Build Contract. The Participation Agreement provides that any amounts deferred and remaining unpaid at the final closing of this offering will be paid by us as soon as practicable to Z9 Services Group from (i) revenues we generate, or (ii) other sources of capital secured by us. Amounts outstanding and unpaid after June 30, 2012 will bear interest at the rate of 9% per annum until paid. There are no other interest charges, fees, or penalties payable by us under the Design and Build Contract or the Participation Agreement.

The design and development work on our portal that was performed by ZeroNines from April 2010 to August 17, 2010, the date of our formation, resulted in ZeroNines incurring certain expenses on our behalf. As we subsequently obtained ownership rights to the ZenVault portal under the Design and Build Contract and the Participation Agreement, we are required to present the pre-formation expenses incurred by ZeroNines that are attributable to the ZenVault portal in our financial statements. For purposes of presenting this information, we have taken into account our subsequent acquisition of the ZenVault portal, the ZenVault trade name, trademark and associated ownership rights in the portal, and the ZenCode trademark, which we refer to collectively as the "ZeroNines Assets Sold." The financial information for the ZeroNines Assets Sold before our formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

Assuming we raise at least $1.5 million in this offering, we expect to perform internally all additional development work related to, and enhancements of, the ZenVault portal. Accordingly, we do not expect under these circumstances to contract with ZeroNines or its affiliates for any additional work to be performed on our portal in the future. If we only raise less than $1.5 million in this offering, we could request ZeroNines or Z9 Services Group to perform additional work on our portal under a mutually-acceptable deferred billing arrangement. However, we have not yet discussed such an arrangement with the board members of ZeroNines who are not on our board of directors, and therefore we do not currently know the terms under which future work might be performed on our behalf, assuming we do not have the funds available to do so internally.

Each of Messrs. Botdorf, Gin, Fukuhara, Claus and Brunvand or their affiliates purchased founders' shares from us on or after October 1, 2010. The purchase price of all such shares was $.01 per share in services rendered. The following table sets forth information concerning such purchases.

| Name | Number of Founders' Shares Acquired |
|---|---|
| John C. Botdorf[1] | 477,923 |
| Gin Family Trust[2] | 584,116 |
| Fukuhara Family Trust[2] | 584,116 |
| Bradley J. Claus[3] | 374,660 |
| Dr. Mark W. Brunvand[4] | 584,116 |

(1) Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother. Includes 30,000 founders' shares owned of record by Mr. Botdorf's minor children.

(2) Alan S. Gin is the trustee of the Gin Family Trust, and Keith T. Fukuhara and his wife are the trustees of the Fukuhara Family Trust.

(3) Includes 150,000 additional shares acquired by Mr. Claus in July 2011 that are subject to certain performance vesting criteria.

(4) Does not reflect Dr. Brunvand's purchase of 50,000 shares of Series A Preferred Stock prior to April 22, 2011 which were gifted by him to two relatives, and which are subject to the Rescission Offer.

**Indemnification of Officers and Directors**

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated articles of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Colorado law.

**Policies and Procedures for Related Party Transactions**

Our amended and restated articles of incorporation contain provisions concerning "conflicting interest transactions," which include contracts or transactions between the Company and a director of the Company or between the Company and an entity in which a director of the Company is a director or officer or has a financial interest. As such, these provisions apply to transactions between us and ZeroNines or Z9 Services Group. Under our amended and restated articles, these provisions state that to the fullest extent permitted by Colorado law, no conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the Company, solely because (i) the conflicting interests transaction involves a director of the Company or an entity in which a director of the Company is a director or officer or has a financial interest, or (ii) the director is present at or participates in the meeting of the Company's board of directors or of a committee of the board of directors which authorized, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if (A) the material facts as to the director's' relationship or interest in the conflicting interest transaction are disclosed to or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, or (B) the material facts as to the director's relationship or interest in the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders, or (C) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified in good faith by a vote of the stockholders, or (D) a conflicting interest transaction is fair to the Company as of the date it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves, or ratifies the conflicting interest transaction.

At the times during which transactions occurred between us and ZeroNines or Z9 Services Group, our board of directors consisted of Messrs. Botdorf, Gin and a former director who held ownership interests in us and in ZeroNines. We therefore did not have any disinterested directors on our board of directors at the time of such transactions. Although we believe that the transactions were fair to us at the time our board approved and ratified the transactions, we do not have independent evidence of fairness such as appraisals or valuations with which to support our belief. Accordingly, there is a risk that transactions between us and ZeroNines or Z9 Services Group may have occurred on terms that were not as favorable to us as those we might have been able to secure from an unaffiliated third party. We believe that the extended, flexible payment terms we secured from Z9 Services Group for building the ZenVault portal would not have been obtainable from a third party, but we did not obtain contract terms from independent third parties to support this belief. Please see "Risk Factors" elsewhere in this offering circular for further information concerning the risks related to conflicts of interest inherent in our transactions with ZeroNines and Z9 Services Group.

## PRINCIPAL STOCKHOLDERS

The following table sets forth information, assuming conversion of all outstanding Series B Preferred Stock and without taking the Rescission Offer into account, with respect to beneficial ownership of our common stock as of August 1, 2011, by:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Applicable percentage ownership is based on 8,986,396 shares of common stock outstanding at August 1, 2011, on an as-converted basis. The applicable percentages of ownership after the minimum and maximum offerings below assume conversion of all outstanding Series A and B Preferred Stock, and also assume the application of the equalizing provisions in the Series B Preferred Stock designation and the Founders' Agreement under which (i) if the minimum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a reverse stock split such that the holders of the Series B and founders' common stock will each collectively own not more than 33% of the outstanding capital stock of ZenVault, and (ii) if the maximum number of shares of Series A Preferred Stock is sold in this offering, the Series B Preferred Stock and the founders' common stock will each be subject to a forward stock split such that the holders of the Series B and founders' common stock will each collectively own not less than 33% of the outstanding capital stock of ZenVault.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after August 1, 2011. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after August 1, 2011 are included for that person or group but not the stock options of any other person or group. Unless otherwise indicated and subject to any applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each stockholder listed on the table is c/o ZenVault Medical Corporation, 450 East Happy Canyon Road, Castle Rock, Colorado, 80108.

| Name of Beneficial Owner | Number of Shares Beneficially Owned on an As-Converted Basis at August 1, 2011 | Percentage of Shares Beneficially Owned on an As-Converted Basis at August 1, 2011 | Percentage of Shares Beneficially Owned on an As-Converted Basis After Minimum Offering | Percentage of Shares Beneficially Owned on an As-Converted Basis After Maximum Offering |
|---|---|---|---|---|
| John C. Botdorf[1] | 1,047,923 | 11.0% | 7.7% | 7.7% |
| Gin Family Trust[2] | 1,154,116 | 12.1 | 8.6 | 8.6 |
| Fukuhara Family Trust[3] | 1,154,116 | 12.1 | 8.6 | 8.6 |
| Bradley J. Claus[4] | 570,660 | 6.2 | 4,2 | 4.2 |
| Mark W. Brunvand[5] | 584,116 | 6.5 | 4.3 | 4.3 |
| ZeroNines Technology, Inc.[6] | 4,493,198 | 50.5 | 33.3 | 33.3 |
| All executive officers and directors as a group (five persons)[7] | 9,004,129 | 82.7 | 66.7 | 66.7 |

(1) Includes an aggregate of 570,000 shares of common stock issuable to Mr. Botdorf by virtue of exercise of currently exercisable stock options and 30,000 founders' shares owned of record by Mr. Botdorf's minor children. Excludes 241,619 founders' shares owned by Ruth J. Fuhr, Mr. Botdorf's former spouse, and 89,864 owned by Joan Botdorf, Mr. Botdorf's mother.

(2) Alan S. Gin is a trustee of the Gin Family Trust. Includes 570,000 shares of common stock issuable to Mr. Gin on exercise of currently exercisable stock options.

(3) Keith T. Fukuhara and his wife are trustees of the Fukuhara Family Trust. Includes 570,000 shares of common stock issuable to Mr. Fukuhara on exercise of currently exercisable stock options.

(4) Includes 196,000 shares of common stock issuable to Mr. Claus on exercise of currently exercisable stock options and 150,000 shares of common stock subject to performance vesting criteria.

(5) Dr. Brunvand is a director nominee and will become a member of the Board of Directors of ZenVault on the date of this offering circular. Excludes 50,000 shares of Series A Preferred Stock purchased by Dr. Brunvand which were gifted by Dr. Brunvand to two relatives and which are subject to the Rescission Offer.

(6) ZeroNines Technology, Inc. is a Colorado corporation formed in 2001. Messrs. Botdorf, Gin and Fukuhara are officers and directors of ZeroNines. Dr. Brunvand holds a less-than 5% ownership interest in ZeroNines.

(7) Includes those currently exercisable options described in notes (1) through (4) above, the shares beneficially owned by Dr. Brunvand, a director nominee, and the shares owned by ZeroNines Technology, Inc. The percentage of shares beneficially owned is calculated by adding the 1,906,000 outstanding options held by the executive officers to the 8,986,396 shares outstanding as of August 1, 2011.

## DESCRIPTION OF CAPITAL STOCK

### General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our articles of incorporation, as amended and restated, and our bylaws, as amended and restated. For more detailed information, please see our amended and restated articles of incorporation and bylaws, which have been filed as exhibits to this offering statement. You may also request a copy of these instruments from us by email. Please see "Where You Can Find Additional Information" on how to contact us for additional information.

### Authorized and Issued Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Series A and Series B Preferred Stock were initially designated in our articles of incorporation and a resolution of the board of directors of ZenVault. Those designations will be updated in our amended and restated articles of incorporation to be filed with the Colorado Secretary of State in September 2011 following our obtaining the requisite consent of our stockholders. The Series A Preferred Stock consists of 20,000,000 authorized shares, and the Series B Preferred Stock consists of 10,000,000 authorized shares. We intend to issue up to 9,200,000 shares of Series A Preferred Stock in this offering, and previously issued 682,000 shares of Series A Preferred Stock to eight investors. Those shares are the subject of the Rescission Offer described elsewhere in this offering circular. We currently have 4,493,198 founders' shares of common stock outstanding, and 4,493,198 shares of Series B Preferred Stock outstanding. Accordingly, on an as-converted basis, we currently have 8,986,396 shares of common stock outstanding.

### Founders' Common Stock

As of August 1, 2011, there were 4,493,198 founders' shares outstanding held by approximately 23 stockholders of record. These shares Holders of common stock will have voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our articles of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on outstanding preferred stock, including the Series A and Series B Preferred Stock. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive *pro rata* all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

### Preferred Stock

Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have 682,000 shares of Series A Preferred Stock outstanding at the date hereof, all of which are subject to the Rescission Offer. We also have 4,493,198 shares of Series B Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any additional series of preferred stock, we cannot assure you that we will not do so in the future. The Series B Preferred Stock is validly issued, fully paid and non-assessable and upon payment therefor, the Series A Preferred Stock will be validly issued, fully paid and non-assessable.

*Rank*

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon our liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions. We are prohibited from creating a series of capital stock that ranks *pari passu* or senior to the Series A Preferred Stock. However, our payment obligations under the Design and Build Contract are secured by a first lien in favor of ZeroNines that ranks ahead of the Series A Preferred Stock. In addition, we have the right to incur up to $1 million in indebtedness under a bank or institutional credit facility that can be granted rights senior to the Series A Preferred Stock. Any other credit facility, debt financing or equity financing will be subordinate in rank to the Series A Preferred Stock.

*Conversion*

Each share of our Series A and Series B Preferred Stock is convertible into one (1) share of our common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,000 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

*Series A Liquidation Preference or Dividend Election*

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will have the right to elect within not a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of our liquidation, dissolution or winding up.

*Voting Rights*

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to our common stockholders at annual or special meetings. Consent of the holders of a majority of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

*Dividends*

Shares of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of our liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by our board of directors.

*Redemption*

We are not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

**Certain Anti-takeover Provisions of our Articles of Incorporation and By-Laws**

*Staggered board of directors*

Our articles of incorporation and by-laws provide that our board of directors will be classified into three classes of directors of approximately equal size at a date selected by the board. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

*Shareholder action; special meeting of stockholders*

Our articles of incorporation provide that following an underwritten offering, our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors, by our chief executive officer or our chairman.

*Advance notice requirements for stockholder proposals and director nominations*

Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a shareholder's notice needs to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. For the 2012 annual meeting of stockholders, a shareholder's notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

*Authorized but unissued shares*

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

*Removal of directors*

Our articles of incorporation provides that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

*Limitation on liability and indemnification of directors and officers*

Our articles of incorporation and by-laws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Colorado law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our articles of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our by-laws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Colorado law would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

**Equity Compensation Plan Information**

Our 2010 stock and option award plan provides for the reservation of 8,000,000 shares of common stock that are available for future issuance under restricted stock awards, options, and other equity awards. The plan permits grants of equity awards to employees, directors and consultants. The following table displays equity compensation plan information as of August 1, 2011.

| | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Issuance under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,454,000 | $.01 | 5,546,000 |
| Equity compensation plans not approved by security holders | — | — | |
| Total | 2,454,000 | $.01 | 5,546,000 |

**Amendment of the ZenVault Bylaws**

Under our articles of incorporation, the board of directors is expressly authorized to amend, alter, change or repeal our bylaws. The stockholders also have the ability to amend, alter, change or repeal our bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend our bylaws.

## PLAN OF DISTRIBUTION

We are offering up to 9,200,000 shares of our Series A Preferred Stock on a "best efforts" basis directly through our officers and directors, who will not receive any commissions or other remuneration of any kind for selling shares in this offering, other than reimbursement of offering expenses incurred by them. The minimum offering consists of 500,000 shares of Preferred Stock, and the maximum offering is 9,200,000 shares of Preferred Stock. The Preferred Stock is being offered at the fixed price of $0.50 per share. This offering will commence promptly following the date of this offering statement and will continue until 9,200,000 shares are sold, unless we elect to earlier cease selling efforts.

This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares of Preferred Stock offered. We may sell shares from time to time in one or more transactions directly by us or, alternatively, we may offer the shares through finders or broker-dealers, who may receive compensation in the form of commissions. For introductions to investors made by finders or broker-dealers, we may pay a cash commission of up to 10% of the gross proceeds of such sales. We have not engaged any finders or broker-dealers at the date hereof. If we do so, we will amend or supplement this offering circular to identify the finders or broker-dealers we retain and disclose the compensation each will receive, which will be up to 10% of the gross proceeds. Any broker, dealer or sales agent that participates in the distribution of shares may be deemed to be an underwriter, and any profits on the sale of the shares by any such broker, dealer or sales agent and any commissions and fees received by any such broker, dealer or sales agent may be deemed to be underwriting compensation under the Securities Act.

The shares may not be offered or sold in certain jurisdictions unless the offering and sale comply with the applicable securities laws of such jurisdictions by exemption, qualification or otherwise. We intend to sell the shares only in the states in which this offering has been qualified or an exemption from registration is available, and purchases of shares may be made only in those states. To comply with the securities laws of certain jurisdictions, as applicable, the shares may be required to be offered and sold only through registered or licensed brokers or dealers. If such registered or licensed brokers or dealers are engaged, the total commission and fees paid to such brokers and dealers in connection with the sale of shares will not exceed 10% of the selling price of the shares.

In connection with their selling efforts in the offering, our officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, but rather will rely upon the "safe harbor" provisions of Rule 3a4-1 under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. The conditions to obtaining this exemption include the following:

- None of the selling persons are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of participation;
- None of the selling persons are compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
- None of the selling persons are, at the time of participation, an associated person of a broker or dealer; and
- All of the selling persons meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform or are intending primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities, and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and (C) do not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on this rule.

We reserve the right to withdraw, cancel or modify this offer and to accept or reject any subscription in whole or in part, for any reason or for no reason. Our officers and directors will not purchase shares in this offering including, but not limited to, purchases of shares in order to reach the minimum offering amount. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately to the subscriber by the escrow agent or, if the subscription was sent to us, by ZenVault, without interest or deduction. Accepted subscriptions will be deposited into the escrow account at American National Bank, which is the Escrow

Agent. Once collected funds exceed the $250,000 minimum, we will close on the minimum offering or on such higher amount as is then collected and in the escrow account. Subscriptions will thereafter be accepted on a rolling basis and closings will thereafter periodically occur on notice from us to the Escrow Agent, which notice will indicate the date on which shares of Preferred Stock will be delivered to investors and proceeds from such sales become releasable to us. Certificates will be sent to the address supplied in the investor subscription agreement by certified mail.

**Sales Material and "Test the Waters" Material**

We have not utilized any sales material that is required to be filed with the SEC by virtue of Rule 256, and have used no written document or broadcast script that is authorized by Rule 254.

**Determination of Offering Price**

Prior to this offering, there was no public market for our Preferred Stock. Because we did not engage an underwriter for this offering, the offering price of the Preferred Stock was not the subject of negotiations between us and an investment banking firm. While our management team considered our current financial condition, our future prospects and those of the industry in which we intend to operate, and our limited history in setting the offering price, our management team was not disinterested or independent when it established the offering price. Because our management team did not engage in an analysis of current market valuations of publicly-traded companies considered comparable to our company and did not engage the services of an investment banking firm, the offering price of the Preferred Stock may be considered to be more arbitrary than if the price had been established based on comparable companies or through negotiations with an investment banking firm.

## LEGAL MATTERS

The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for us by Richardson & Patel, LLP, Los Angeles, California. A lawyer who is of counsel to Richardson & Patel, LLP owns 231,261 founders' shares, and Richardson & Patel, LLP holds 77,087 founders' shares.

## WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the shares of Preferred Stock being offered. The exhibits to the offering statement contain additional relevant information about us and our Preferred Stock. For further information about us and our Preferred Stock, you may inspect a copy of the offering statement and the exhibits to the offering statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the offering statement and the exhibits to the offering statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of prescribed fees.

## INDEX TO FINANCIAL STATEMENTS

## ZERONINES ASSETS SOLD



## ZENVAULT MEDICAL CORPORATION
### (A Development Stage Company)

## ZERONINES ASSETS SOLD

Balance Sheet (Unaudited)
As Of August 16, 2010

| | August 16, 2010 |
|---|---|
| **TOTAL ASSETS** | $ 0 |
| | |
| **LIABILITIES AND CONTRIBUTION FROM PARENT** | |
| Liabilities | |
| Accrued liabilities | 0 |
| Total Liabilities | 0 |
| | |
| Contribution From Parent | |
| Contribution from parent | 88,059 |
| Deficit accumulated | (88,059) |
| Net Contribution From Parent | 0 |
| | |
| **TOTAL LIABILITIES AND CONTRIBUTIONS FROM PARENT** | $ 0 |

The accompanying notes are an integral part of the financial statements.

## ZERONINES ASSETS SOLD

Statement Of Contribution From Parent
For The Period From May1, 2010 Through August 16, 2010

| | Contribution From Parent | Accumulated Deficit | Total Net Assets |
|---|---|---|---|
| Balance - May 1, 2010 | $ 0 | $ 0 | $ 0 |
| Contribution from parent | 88,059 | | 88,059 |
| Net loss | 0 | (88,059) | (88,059) |
| Balance - August 16, 2010 | $ 88,059 | $ (88,059) | $ 0 |

The accompanying notes are an integral part of the financial statements.

**ZERONINES ASSETS SOLD**

Statement Of Operations
For The Period From May 1, 2010 Through August 16, 2010

| | | Period From May 1, 2010 Through August 16, 2010 |
|---|---|---|
| Revenue | $ | 0 |
| Expenses: | | |
| Research and development | | 88,059 |
| Total Expenses | | 88,059 |
| Other Income (Expense): | | |
| Interest income | | 0 |
| Total Other Income (Expense) | | 0 |
| Net (Loss) | $ | (88,059) |

The accompanying notes are an integral part of the financial statements.

**ZERONINES ASSETS SOLD**

Statement Of Cash Flows
For The Period From May 1, 2010 Through August 16, 2010

| | | Period From May 1, 2010 Through August 16, 2010 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) | $ | (88,059) |
| Net cash used in operating activities | | (88,059) |
| | | |
| Cash used in investing activities: | | |
| Sales of preferred stock - Series A | | 88,059 |
| Net cash used in investing activities | | 88,059 |
| | | |
| Net change in cash and cash equivalents | | 0 |
| Cash and cash equivalents beginning of period | | 0 |
| Cash and cash equivalents at end of period | $ | 0 |

The accompanying notes are an integral part of the financial statements.

## (1) Summary Of Significant Accounting Policies

### Business And Basis Of Financial Statement Presentation

The carve out financial statements present the pre-formation expenses incurred by ZeroNines Technology Inc, ("ZeroNines") that are attributable to the ZenVault Medical Corporation ("ZenVault") portal for the period May 1, 2010, to August 16, 2010, the date immediately prior to ZenVault's formation. The financial information for the ZeroNines Assets Sold before ZenVault's formation represents the design and development expenses incurred by ZeroNines, together with relevant corporate allocations.

### Basis Of Presentation

Historically, financial statements have not been prepared for the ZeroNines Assets Sold, as they were not held in a separate legal entity nor segregated within ZeroNines as a division. The accompanying carve-out financial statements present the statements of financial position of the ZeroNines Assets Sold and the statement of operations and cash flows of the ZeroNines Assets Sold for purposes of complying with the rules and regulations of the Securities and Exchange Commission. These statements include only those assets, liabilities and related operations of the ZeroNines Assets Sold and exclude all other assets, liabilities and operations of ZeroNines. The accompanying carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using allocations and estimates where data is not maintained on a specific basis within the books and records. Allocations were based primarily on the percentage of expenses related to the research and development of the intellectual property transferred as compared to the expenses incurred for ZeroNines other activities, adjusted when needed based on facts and circumstances where a more specific allocation was deemed more appropriate. Due to the significant amount of allocations and estimates used to prepare these carve-out financial statements, they may not reflect the financial position, cash flows or results of operations of the ZeroNines Assets Sold in the future or what its operations, cash flows and financial positions would have been had the ZeroNines Assets Sold been operated on a stand-alone basis during the periods presented. These financial statements do not include a carve-out for cash as the operations have historically been funded by ZeroNines.

### Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

---

Evaluation Of Subsequent Events

ZeroNines has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

(2) **Related Party Agreement**

On December 15, 2010, Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9) entered into a design and build contract with ZenVault. The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as ZenVault has closed on the minimum offering, ZenVault will pay to ZeroNines at least 50% of the net proceeds received by ZenVault from the offering. Thereafter, as closings of the offering take place from time to time, ZenVault will pay to ZeroNines an amount equal to 50% of the net proceeds received by ZenVault at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to ZeroNines. Once ZeroNines has been paid $620,000, together with any interest accruing after June 30, 2012, ZenVault's obligation to ZeroNines under the design and build contract will be satisfied and ZenVault's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from ZenVault to ZeroNines, it being acknowledged and agreed by the parties that the assets being purchased by ZenVault include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by Zenvault will be paid to ZeroNines if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of ZenVault's Series B Preferred Stock, at five and one-half cents (.055) per share totaling $247,210, which approximates historical cost basis. As of June 30, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of ZenVault representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of ZenVault representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 3, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between ZenVault and ZeroNines.

(3) **Subsequent Event**

In August 2011, ZeroNines entered into an Asset Purchase, License and Revenue Participation Agreement (the "Agreement") with ZenVault. The Agreement was intended to clarify ZenVault's ownership rights to the ZenVault portal, describe fully the extent of the ZenVault license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify ZenVault's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to ZenVault of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the Zenvault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. ZenVault was granted a 30-year license from ZeroNines under which ZenVault has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

-if ZeroNines is to host the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, ZenVault and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, Zenvault and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by ZenVault (if ZenVault hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to ZenVault or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by ZenVault, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with ZenVault in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Balance Sheet (Unaudited)
As Of December 31, 2010 (Initial Period)

---

| | | |
|---|---|---|
| **ASSETS** | | |
| Non-current assets: | | |
| Cash in escrow - restricted | $ | 115,910 |
| Software technology - PHR Portal | | 247,210 |
| Deferred income tax benefit, net of valuation allowance of $87,939 | | 0 |
| **TOTAL ASSETS** | $ | 363,120 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Cumulative preferred stock - Series A, par value $.50 per share; authorized 20,000,000 shares, issued and outstanding 232,000 shares | $ | 116,000 |
| Cumulative preferred stock - Series B, par value $.055 per share; authorized 10,000,000, issued and outstanding 4,493,198 shares | | 247,210 |
| Common stock - no par value; authorized 50,000,000 shares, issued and outstanding 4,004,219 shares | | 40,042 |
| Additional paid-in capital | | 195,000 |
| Accumulated deficit | | (235,132) |
| **STOCKHOLDERS' EQUITY** | $ | 363,120 |

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Statement Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Period From Inception (August 17, 2010) To December 31, 2010

| | |
|---|---|
| Revenue | $ 0 |
| Expenses: | |
| Compensation | 235,042 |
| Bank charges | 245 |
| Total Expenses | 235,287 |
| Other Income (Expense): | |
| Interest income | 155 |
| Total Other Income (Expense) | 155 |
| Net (Loss) | (235,132) |
| Accumulated Deficit, Beginning Of Period | 0 |
| Accumulated Deficit, End Of Period | $ (235,132) |
| Loss Per Share: | |
| Basic and diluted * | $ (0.06) |

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

## ZENVAULT MEDICAL CORPORATION

## (A Development Stage Company)

Statement Of Stockholders' Equity (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) To June 30, 2011, And For The Period January 1, 2011 Through June 30, 2011, And For The Period From Inception To December 31, 2010

| | | Series A Cumulative Preferred Stock | | Series B Cumulative Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|---|
| | Date of Transaction | Number of Shares | $.50 Par Value | Number of Shares | $.055 Par Value | Common Stock No Par Value | Additional Paid-In Capital | Deficit Accumulated During the Deveopment Stage |
| Sale of preferred stock for cash | 8/17/2010 | 132,000 | $ 66,000 | | $ | $ | $ | $ |
| Issued stock to founders | 8/17/2010 | | | | | 40,042 | | |
| Granting of stock options | 10/1/2010 | | | | | | 195,000 | |
| Sale of preferred stock for cash | 11/10/2010 | 50,000 | 25,000 | | | | | |
| Sale of preferred stock for cash | 11/14/2010 | 50,000 | 25,000 | | | | | |
| Exchange of stock for technology | 12/15/2010 | | | 4,493,198 | 247,210 | | | |
| Net loss for the period from August 1, 2010 through December 31, 2010 | | | | | | | | (235,132) |
| Balance, December 31, 2010 | | 232,000 | 116,000 | 4,493,198 | 247,210 | 40,042 | 195,000 | (235,132) |
| Granting of stock options | 1/1/2011 | | | | | | 7,200 | |
| Sale of preferred stock for cash | 1/25/2011 | 80,000 | 40,000 | | | | | |
| Sale of preferred stock for cash | 2/1/2011 | 60,000 | 30,000 | | | | | |
| Granting of stock options | 2/1/2011 | | | | | | 7,200 | |
| Sale of preferred stock for cash | 2/18/2011 | 60,000 | 30,000 | | | | | |
| Granting of stock options | 3/1/2011 | | | | | | 7,200 | |
| Sale of preferred stock for cash | 4/1/2011 | 100,000 | 50,000 | | | | | |
| Granting of stock options | 4/1/2011 | | | | | | 7,200 | |
| Sale of preferred stock for cash | 4/4/2011 | 50,000 | 25,000 | | | | | |
| Sale of preferred stock for cash | 4/15/2011 | 100,000 | 50,000 | | | | | |
| Granting of stock options | 5/1/2011 | | | | | | 7,200 | |
| Granting of stock options | 6/1/2011 | | | | | | 7,200 | |
| Net loss for the period from August 1, 2010 through December 31, 2010 | | | | | | | | (43,497) |
| Balance, June 30, 2011 | | 682,000 | $ 341,000 | 4,493,198 | $ 247,210 | $ 40,042 | $ 238,200 | $ (278,629) |

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**

(A Development Stage Company)

Statement Of Cash Flows (Unaudited)

As Of December 31, 2010

| | | |
|---|---|---|
| Net (Loss) | $ | (235,132) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | | |
| Stock option granted | | 195,000 |
| Issuance of common stock to founders for service | | 40,042 |
| Net cash (used in) operating activities | | (90) |
| | | |
| Cash flows from financing activities: | | |
| Sales of preferred stock - Series A | | 116,000 |
| Net cash provided by financing activities | | 116,000 |
| | | |
| Net increase in restricted cash | | 115,910 |
| | | |
| Restricted Cash, Beginning Of Period | | 0 |
| **RESTRICTED CASH, END OF PERIOD** | $ | 115,910 |

Supplemental Cash Flow Information:

On November 14, 2010,4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210.

The accompanying notes are an integral part of the financial statements.

---

## (1) Nature Of The Organization

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. As of December 31, 2010, the Company has substantially completed beta testing of its personal health care records portal. The Company is currently pursuing an offering to raise up to $4,660,000 through the issuance of up to $9,320,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

## (2) Summary Of Significant Accounting Policies

### Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

### Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

### Software Technology

As of December 31, 2010, the PHR portal was substantially completed. Amortization will commence once the PHR portal is put into service. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total estimated actual cost as of December 31, 2010, was $247,210 (see Note 12 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions will be recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price is fixed or determinable, and (d) collectability is reasonably assured.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

## (3) Development Stage Company

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

## (4) Investments And Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2010, the Company did not have any uninsured balances.

## (5) Deferred Income Tax Asset

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2010, consisted of a net operating loss carryforward in the amount of $15,009 and non-deductible compensation expense

---

relative to the stock options granted in the amount of $72,930 for a total deferred tax asset of $87,939. The Company is in the development stage as such there is no expectation of operational revenue in the near term. Accordingly, a valuation allowance was established against the entire deferred income tax asset in the amount of $87,939. The future expiration date of the net operating loss carryforward in the amount of $40,132 expires on December 31, 2030.

The Company adopted the *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the period ended December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition.

## (6) Commissions

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

## (7) Series A Preferred Stock Offering

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the

Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group. As of December 31, 2010, the Company issued 232,000 shares of its Series A Preferred Stock at $.50 per share totaling $116,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 13).

## (8) Issuance Of Founders' Common Stock

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which is reflected in compensation. The entire issuance was in exchange for start-up services provided by the Company's Founders.

## (9) Convertible Preferred Stock Series A And Series B

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

## (10) Stock Option Plan

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

| Assumption | ISO Plan | NSO Plan |
|---|---|---|
| Dividend yield | N/A | 0% |
| Risk-free interest rate | N/A | 1.58% |
| Expected life | N/A | 5 years |
| Expected volatility | N/A | 0% |

Compensation cost charged to operations was $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. The Board of Directors determined the fair value of these stock options to be $.10 as of October 1, 2010, the date of grant. The stock options will expire on December 31, 2016.

These options were fully vested as of December 31, 2010.

Following is a summary of the status of the stock option based plan during 2010.

| | ISO Plan | | NSO Plan | |
|---|---|---|---|---|
| Outstanding as of 1/1/10 | | | | |
| Granted | | | 1,950,000 | $ 195,000 |
| Exercised | | | | |
| Forfeited | | | | |
| Outstanding as of 12/31/10 | - | - | 1,950,000 | $ 195,000 |

| | | | | |
|---|---|---|---|---|
| Options exercisable as of 12/31/10 | - | - | 1,950,000 | 195,000 |
| Weighted average fair value of options granted during 2010 | $ - | | $ 195,000 | |

(11) **Earnings Per Share**

The following data show the amounts used in computing earnings per share:

| | |
|---|---|
| Net (loss) | $ (235,132) |
| Less: preferred dividends | 0 |
| Income available to common stockholders used in basic earnings per share | $ (235,132) |
| Weighted average number of common shares used in basic earnings per share | 4,004,219 |

Options on 1,950,000 shares of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) **Related Party Agreement**

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from

the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of December 31, 2010, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of December 31, 2010, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of Z9 also own and control 2,576,056 common shares of the Company representing 64.33% of the issued and outstanding Common Stock as of December 31, 2010.

Additionally, as discussed in Note 13, in August 2011, an Asset Purchase, License and Revenue Participation Agreement was entered into between the Company and ZeroNines.

## (13) Subsequent Events

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. These payments upon a pricing model mutually agreed to among the parties. The license agreement provides for an initial five year term with a renewal option for an additional five years.

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $341,000. As of August 12, 2011, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with statutory interest. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,660,000.

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines (the "Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

  -if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

  -if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

  -for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to itself engage in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each. These reduced salary levels will increase to $13,000 for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board.

In July 2011, the Company issued an additional 488,979 shares of the founders' common stock.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Balance Sheets (Unaudited)
As Of June 30, 2011 And December 31, 2010

| ASSETS | June 30, 2011 | December 31, 2010 |
|---|---|---|
| Non-current assets: | | |
| Cash in escrow - restricted | $ 340,613 | $ 115,910 |
| Software technology - PHR Portal | 247,210 | 247,210 |
| Deferred income tax benefit, net | 0 | 0 |
| **TOTAL ASSETS** | $ 587,823 | $ 363,120 |

| **STOCKHOLDERS' EQUITY** | | |
|---|---|---|
| Cumulative preferred stock - Series A, par value $.50 per share; authorized 20,000,000 shares, issued and outstanding 682,000 shares | $ 341,000 | $ 116,000 |
| Cumulative preferred stock - Series B, par value $.055 per share; authorized 10,000,000 and issued and outstanding 4,493,198 shares | 247,210 | 247,210 |
| Common stock - no par value; authorized 50,000,000 shares, issued and outstanding 4,004,219 shares | 40,042 | 40,042 |
| Additional paid-in capital | 238,200 | 195,000 |
| Accumulated deficit | (278,629) | (235,132) |
| **STOCKHOLDERS' EQUITY** | $ 587,823 | $ 363,120 |

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Statement Of Operations And Changes In Accumulated Deficit (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through June 30, 2011, And For The Period January 1, 2011 Through June 30, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

| | Cumulative During Development Stage | January 1, 2011, through June 30, 2011 | From Inception (August 17, 2010), to December 31, 2010 |
|---|---|---|---|
| Expenses: | | | |
| Compensation | $ 278,242 | $ 43,200 | $ 235,042 |
| Office expense | 479 | 479 | 0 |
| Merchant fees | 509 | 509 | 0 |
| Bank charges | 272 | 27 | 245 |
| Total Expenses | 279,502 | 44,215 | 235,287 |
| Other Income (Expense): | | | |
| Interest income | 873 | 718 | 155 |
| Total Other Income (Expense) | 873 | 718 | 155 |
| Net (Loss) | (278,629) | (43,497) | (235,132) |
| Accumulated Deficit, Beginning Of Period | 0 | (235,132) | 0 |
| Accumulated Deficit, End Of Period | $ (278,629) | $ (278,629) | $ (235,132) |
| Loss Per Share: | | | |
| Basic and diluted * | $ (0.07) | $ (0.01) | $ (0.06) |

* Options on common stock were not included in computing earnings per share because their effects were antidilutive.

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Statement Of Stockholders' Equity (Unaudited)
For The Period From Inception (August 17, 2010) To December 31, 2010

| | | Series A Cumulative Preferred Stock | | Series B Cumulative Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|---|
| | Date of Transaction | Number of Shares | $.50 Par Value | Number of Shares | $.055 Par Value | Common Stock No Par Value | Additional Paid-In Capital | Deficit Accumulated During the Deveopment Stage |
| Sale of preferred stock for cash | 8/17/2010 | 132,000 | $ 66,000 | | $ | $ | $ | $ |
| Issued stock to founders | 8/17/2010 | | | | | 40,042 | | |
| Granting of stock options | 10/1/2010 | | | | | | 195,000 | |
| Sale of preferred stock for cash | 11/10/2010 | 50,000 | 25,000 | | | | | |
| Sale of preferred stock for cash | 11/14/2010 | 50,000 | 25,000 | | | | | |
| Exchange of stock for technology | 12/15/2010 | | | 4,493,198 | 247,210 | | | |
| Net loss for the period from August 1, 2010 through December 31, 2010 | | | | | | | | (235,132) |
| Balance, December 31, 2010 | | 232,000 | $ 116,000 | 4,493,198 | $ 247,210 | $ 40,042 | $ 195,000 | $ (235,132) |

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**
(A Development Stage Company)

Statement Of Cash Flows (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through June 30, 2011, And For The Period January 1, 2011, Through June 30, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

| | Cumulative During Development Stage | January 1, 2011, through June 30, 2011 | From Inception (August 17, 2010), to December 31, 2010 |
|---|---|---|---|
| Net (Loss) | $ (278,629) | $ (43,497) | $ (235,132) |
| Adjustments to reconcile net (loss) to net cash provided by operating activities: | | | |
| Stock option granted | 238,200 | 43,200 | 195,000 |
| Issuance of common stock to founders for service | 40,042 | 0 | 40,042 |
| Net cash (used in) operating activities | (387) | (297) | (90) |
| Cash flows from financing activities: | | | |
| Sales of preferred stock - Series A | 341,000 | 225,000 | 116,000 |
| Net cash provided by financing activities | 341,000 | 225,000 | 116,000 |
| Net increase in restricted cash | 340,613 | 224,703 | 115,910 |
| Restricted Cash, Beginning Of Period | 0 | 115,910 | 0 |
| **RESTRICTED CASH, END OF PERIOD** | $ 340,613 | $ 340,613 | $ 115,910 |

Supplemental Cash Flow Information:

On November 14, 2010, 4,493,198 shares of preferred stock was exchanged for technology in the amount of $247,210.

The accompanying notes are an integral part of the financial statements.

**ZENVAULT MEDICAL CORPORATION**
**(A Development Stage Company)**

Notes To Financial Statements (Unaudited)
For The Cumulative Period During Development Stage (August 17, 2010) Through June 30, 2011, And For The Period January 1, 2011, Through June 30, 2011, And For The Period From Inception (August 17, 2010) To December 31, 2010

---

## (1) Nature Of The Organization

ZenVault (hereinafter "the Company") was organized on August 17, 2010, as a Colorado corporation. The purpose of the Company is to design, deploy and launch a personal health records (PHR) portal to allow the consuming public to manage, store, and protect their personal health care records in a secure and available electronic environment. As of June 30, 2011, the Company has substantially completed beta testing of its personal health care records portal. The Company is pursuing an offering to raise up to $4,660,000 through the issuance of up to $9,320,000 shares of Series A Preferred stock at $.50 per share. (See Note 7 Series A Preferred Stock Offering).

## (2) Summary Of Significant Accounting Policies

### Method Of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

### Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Cash And Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturity of three months or less to be cash equivalents.

### Software Technology

As of June 30, 2011, the PHR portal was substantially completed. Amortization will commence once the PHR portal is put into service. Capitalized costs associated with the PHR portal consist of payroll and related costs of shared officers and employees of ZeroNines and the Company, including other shared operating costs and expenses. The payroll and related costs were allocated based upon an estimated percentage of time incurred on the development of the portal. The other shared operating costs and expenses were allocated based upon the overall percentage of shared labor costs. Total

---

estimated actual cost capitalized through June 30, 2011, was $247,210 (see Note 12 Related Party Agreement).

Revenue Recognition

Revenues from subscriptions will be recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price is fixed or determinable, and (d) collectability is reasonably assured.

Evaluation Of Subsequent Events

The Company has performed an evaluation of subsequent events through August 31, 2011, which is the date the financial statements were available to be issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

## (3) Development Stage Company

ZenVault is an operating company with no prior operating history, no revenues and a short history of development operations. The Company faces numerous challenges in the pursuit of its business strategy including the raising of adequate working capital, and the expenses associated with the ordinary commencement of commercial operations. The Company faces numerous uncertainties within a competitive market for its services including government regulation and rapid change within the software and computer industry. The market for similar products and services is highly competitive and the barriers to entry may be difficult to overcome even with sufficient capital. The Company expects competition to intensify. There can be no assurance that the Company will be able to compete successfully or that competitive pressure, including possible downward pressure on the prices the Company charges for products and services, will not affect the Company's business.

## (4) Investments And Concentrations Of Credit Risk

The Company's cash escrow deposits are held at financial institutions at which deposits are insured up to $250,000 per institution by the FDIC. As of June 30, 2011, the Company did not have any uninsured balances.

## (5) Deferred Income Tax Asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of June 30, 2011, and December 31, 2010, are as follows:

| | June 30, 2011 | December 31, 2010 |
|---|---|---|
| Net operating loss carryforward | $ 15,120 | $ 15,009 |
| Stock options | 89,087 | 72,930 |
| | 104,207 | 87,939 |
| Less: valuation allowance | (104,207) | (87,939) |
| Net deferred tax assets | $ 0 | $ 0 |

The future expiration date of the net operating loss carryforward is as follows:

| Expiration date | Amount |
|---|---|
| December 31, 2030 | $ 40,132 |
| December 31, 2031 | 42 |
| | $ 40,174 |

The Company follows *Accounting for Uncertainty in Income Taxes* accounting standard, which requires the Company to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming the tax position is examined by the appropriate taxing authority that has knowledge of all relevant information. During the period ended June 30, 2011, and December 31, 2010, the Company's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition.

## (6) Commissions

The Company may sell shares from time to time in one or more transactions directly by the Company or through brokers or sales agents who may receive compensation in the form of commissions or fees. For introductions to investors made by brokers or sales agents, the Company will pay a cash

---

commission of 10% of the gross proceeds of such sales. The Company has not entered into any formal or written agreements.

(7) **Series A Preferred Stock Offering**

The Company is pursuing an exempt Offering of its Series A Convertible Preferred Stock pursuant Regulation A Conditional Small Issues Exemption for Registration under the Securities Act of 1933, as amended. Under the terms of this Offering the Company seeks to raise $250,000 as a minimum and $4,600,000 as a maximum through the issuance of 500,000 and 9,200,000 shares, respectively. The Company expects to net approximately $4,050,000 upon completion of this Offering assuming the maximum issuance. Generally, the net proceeds will be used pay $620,000 for the construction of its PHR portal. The remaining proceeds are expected to be used for working capital and operational expenses. Under the terms of the Offering, the Series A investors have a collar formula in place that stipulates that the Series A Investors will own the same percentage of the Company as the Series B shareholder and the common shareholders upon the closing of the Offering. Accordingly, if the maximum offering is not realized, for example, the common shareholders would be subject to a reverse stock split to cause their shares to be equal to the Series A and B. Conversely, if the Maximum Offering is realized, the common shareholders would benefit from a forward stock split sufficient to cause their shares as a group to equal the share count of the Series A and B as a group. As of June 30, 2011, the Company issued 682,000 shares of its Series A Preferred Stock at $.50 per share totaling $341,000. These funds are being held in a restricted escrow account established by the Company pending completion of a rescission offer (See Note 14).

(8) **Issuance Of Founders' Common Stock**

Upon the formation of the Company, the Board of Directors authorized up to 50,000,000 common shares that have unlimited voting rights and are entitled to receive the net assets of the Company upon a dissolution. The common shares are stated at no par value, and the shares do not permit cumulative voting. On October 1, 2010, the Board of Directors authorized and caused to be issued 4,004,219 shares of its common stock at $.01 per share for a total of $40,042, which was reflected as compensation during the period ended December 31, 2010. The entire issuance was in exchange for start-up services provided by the Company's Founders.

(9) **Convertible Preferred Stock Series A And Series B**

The Company's certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Company certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

The Series A Preferred Stock ranks senior to the Series B Preferred Stock, the Founders' Common Stock, and the common stock with respect to distributions upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary. Likewise, the Series B Preferred Stock ranks senior to the Founders' Common Stock and the common stock with respect to such distributions.

Each share of the Series A and Series B Preferred Stock is convertible into one share of common stock at any time at the option of the holder at the conversion price of $.50 per share. Accordingly, an investor purchasing $100,00 of Series A Preferred Stock may convert such Preferred Stock into 200,000 shares of common stock at any time.

In the event of the Company's liquidation, dissolution, or winding up, Series A Preferred Stock shareholders will have the right to elect within a period of not less than 10 business days' notice of any such event (1) a liquidation preference of 50% of the purchase price of the holder's Series A Preferred Stock, or (2) an annual cumulative dividend equal to 10% on the purchase price of the holder's Series A Preferred Stock, which will be convertible into common stock at the conversion price of $.50 per share. The Series B Preferred Stock is also entitled to a 50% liquidation preference over the shares of founders' common stock at the time of the Company's liquidation, dissolution or winding up.

Shares of Series A and Series B Preferred Stock will generally vote as a class on all matters presented to the common stockholders at annual or special meetings. Consent of the majority holders of the outstanding Series A Preferred Stock will be required to amend the terms of the Series A Preferred Stock. A similar requirement applies to the Series B Preferred Stock subject, however, to the requirement that any such amendment cannot elevate the rights of the Series B stockholders above those of the Series A stockholders.

Share of Series A Preferred Stock will not be entitled to receive any dividends, unless and until specifically declared by the Board of Directors. However, as described above, the holders of the Series A Preferred Stock may elect between a 10% cumulative dividend and a liquidation preference at the time of the Company's liquidation, dissolution or winding up. The Series B Preferred Stock is not entitled to receive any dividends, unless and until specifically declared by the Board of Directors.

The Company is not obligated to redeem or repurchase any shares of Series A or Series B Preferred Stock. Shares of Series A and Series B Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

(10) **Stock Option Plan**

The Company has adopted a stock-based compensation plan (the "Plan") consisting of Incentive Stock Options within the meaning of code section 422(b) of the Internal Revenue Code and Non-Qualified Stock Options. Under the Plan, the Company may grant options up to eight million shares of its common stock. The exercise of each option is equal to the market price of the Company's stock on the date of grant. The maximum term of the options is six years from the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

| Assumption | ISO Plan | NSO Plan |
|---|---|---|
| Dividend yield | N/A | 0% |
| Risk-free interest rate | N/A | 1.58%-2.24% |
| Expected life | N/A | 5 years |
| Expected volatility | N/A | 0% |

Compensation cost charged to operations was $43,200 in 2011, and $195,000 in 2010.

During 2010, the Board of Directors granted 1,950,000 non-qualified stock options shares to the initial founders' group. Additionally, during 2011, the Board of Directors granted 72,000 non-qualified stock option shares per month to the initial founders' group for continuing services rendered. The Board of Directors determined the fair value of these stock options to be approximately $.10 as of the date of grant. The options granted are fully vested. The stock options will expire on December 31, 2016.

Following is a summary of the status of the stock option based plan:

| | ISO Plan | | NSO Plan | |
|---|---|---|---|---|
| Outstanding as of 1/1/10 | | | | |
| Granted | | | 1,950,000 | $ 195,000 |
| Exercised | | | | |
| Forfeited | | | | |
| Outstanding as of 12/31/10 | - | - | 1,950,000 | $ 195,000 |
| Granted | | | 432,000 | 43,200 |
| Exercised | | | | |
| Forfeited | | | | |
| Options exercisable as of 6/30/11 | - | - | 2,382,000 | $ 238,200 |
| Weighted average fair value of options granted during 2010 | $ - | | $ 195,000 | |
| Weighted average fair value of options granted during 2011 | $ - | | $ 43,200 | |

(11) **Earnings Per Share**

The following data show the amounts used in computing earnings per share:

| | Cumulative During Development Stage | June 30, 2011 | December 31, 2011 |
|---|---|---|---|
| Net (loss) | $ (278,629) | $ (43,497) | $(235,132) |
| Less: preferred dividends | 0 | 0 | 0 |
| Income available to common stockholders used in basic earnings per share | $ (278,629) | $ (43,497) | $(235,132) |
| Weighted average number of common shares used in basic earnings per share | 4,004,219 | 4,004,219 | 4,004,219 |

Options on 1,950,000 shares of common stock were not included in computing diluted earnings per share because their effects were antidilutive.

(12) **Related Party Agreement**

On December 15, 2010, the Company's entered into a design and build contract with Z9 Services Group, LLC, a Colorado Limited Liability Company, a 100% wholly owned subsidiary of ZeroNines, hereinafter (Z9). The agreement was entered into with Z9 as such entity performed the services and ZeroNines assigned the cash payment to such entity. The contract service fee requires payment of $620,000 which is payable over the terms of contract as follows:

> At such time as the Company has closed on the minimum offering, the Company will pay to Z9 at least 50% of the net proceeds received by the Company from the offering. Thereafter, as closings of the offering take place from time to time, the Company will pay to Z9 an amount equal to 50% of the net proceeds received by the Company at each such subsequent closing of the offering until the full cash portion of the purchase price of $620,000 has been paid to Z9. Once Z9 has been paid $620,000, together with any interest accruing after June 30, 2012, the Company's obligation to Z9 under the design and build contract will be satisfied and the Company's obligations to pay the cash portion of the purchase price of the assets will likewise be satisfied. For avoidance of doubt, (a) only one payment of $620,000 will be due and payable from the Company to Z9, it being acknowledged and agreed by the parties that the assets being purchased by the Company include the website constructed pursuant to the design and build contract, and (b) fifty percent (50%) of any revenue generated by the Company will be paid to Z9 if such revenue is generated prior to the date on which the offering proceeds have paid in full the cash portion of the purchase price, which will reduce the amount payable from the offering proceeds by an identical amount.

Additionally the contract provided for the issuance of 4,493,198 shares of the Company's Series B Preferred Stock, at five and one-half cents (.055). As of June 30, 2011, 4,493,198 of the Company's Series B Preferred Stock have been issued totaling $247,710 which approximates historical cost. As of June 30, 2011, ZeroNines owns and controls 4,493,198 Series B Preferred Stock Shares of the Company representing 100% of the issued and outstanding Series B shares. Additionally, nine individuals who are shareholders of ZeroNines also own and control 2,576,056 common shares of the Company representing 64.33% of the issued and outstanding Common Stock as of June 30, 2011.

Additionally, as discussed in Note 14, in August 2011, an Asset Purchase License, and Revenue Participation Agreement was entered into between the Company and ZeroNines.

(13) **License Agreement**

On February 24, 2011, the Company finalized a nonexclusive and revocable license agreement with MDe Solutions, LLC (MDe) whereby the Company issued a license to MDe which allows them to modify the license product to create a private label portal and service offering to third parties. As consideration for the issuance of the license, MDe agrees to remit monthly payments to the Company. These payments upon a pricing model mutually agreed to among the parties. The license agreement provides for an initial five year term with a renewal option for an additional five years. During the period ended June 30, 2011, no payments have been earned by the Company.

(14) **Subsequent Event**

Through April 15, 2011, the escrow agent for the Company had received subscription payments for the Series A Preferred Stock totaling $225,000, which brought the total escrowed funds to $341,000 as of that date. As of August 12, 2011, no additional subscription payments have been received. The Company is undertaking a rescission offer with respect to such accepted subscriptions which will extend for a period of 30 days from the date of the Company's offering circular. The rescission offer covers the subscription price of $341,000, together with statutory interest. The offering circular also covers the proposed offer and sale of Series A Preferred Stock with an aggregate purchase price of up to $4,660,000.

In August 2011, the Company entered into an Asset Purchase, License and Revenue Participation Agreement with ZeroNines ("the Agreement"). The Agreement was intended to clarify the Company's ownership rights to the Company portal, describe fully the extent of the Company license rights to use and sublicense the use of the ZeroNines Always Available™ business continuity platform for applications in described markets, and to specify the Company's revenue sharing arrangements between ZeroNines. Among other terms, the Agreement memorializes the following:

- the confirmation of ZeroNines' sale to the Company of all rights to the ZenVault portal, including the ZenVault trade name and trademarks, the ZenCode trademark, as well as all ownership rights in and to the ZenVault portal that is the end product of the Design and Build Contract, such purchase to be effective December 15, 2010.

- the reservation to ZeroNines of all ownership rights, as well as associated patents and other intellectual property, in and to the ZeroNines Always Available™ business continuity platform including, without limitation, the ZeroNines dual cloud-based architecture, cloud-based operating system, and all associated encryption technologies. The Company was granted a 30-year license from ZeroNines under which the Company has the right to use the Always Available™ business continuity platform to operate the portal at www.zenvault.com or, subject to sublicense approval by ZeroNines, to use the Always Available™ business continuity platform on private labeled consumer-branded portals for healthcare, medical, insurance, college/university, legal and finance applications, and:

-if ZeroNines is to host the private labeled portal, the Company and ZeroNines will each receive a 50% share of any net royalty, license or sublicense revenue paid during the term of the exclusive license, which will be net of all third party cloud, network, storage and management costs or charges incurred by ZeroNines, and all of which will first be reimbursed to ZeroNines before payment of net royalties, license or sublicense fees;

-if ZeroNines is not hosting the private labeled portal, the Company and ZeroNines will each receive a 50% share of any royalty, license or sublicense revenue paid by the licensee or sublicensee during the term of the license; or

-for revenue derived from the ZenVault portal itself, the Company and ZeroNines will each receive a 50% share of any net royalties, license or sublicense revenue, net of all third party cloud, network, storage and management costs or charges incurred by the Company (if the Company hosts the Portal) or by ZeroNines (if ZeroNines hosts the portal), and all of which will first be reimbursed to the Company or ZeroNines before payment of net royalties, license or sublicense fees;

- the reservation to ZeroNines of all ownership and associated rights to sell, license, sublicense or use the ZeroNines Always Available™ business continuity platform in all markets throughout the world, and to retain any and all revenues from such activities, whenever and wherever obtained, free and clear of any claims by the Company, subject to the agreement of ZeroNines not to engage itself in creating or deploying any portal or web site that would compete with the Company in healthcare, medical, insurance, college/university, legal and finance applications, subject to the right of ZeroNines' other licensees or sublicensees to engage in such activities if they wish to do so; and

- the parties' agreement that if there is a change in control (as defined) of ZenVault, including (i) a merger or consolidation with any other corporation, or (ii) the stockholders of ZenVault approve an agreement for the sale or disposition by ZenVault of all, or substantially all, of ZenVault's assets or approve a plan for liquidation or dissolution of ZenVault, then upon the occurrence of any such events, ZeroNines will have the right to reduce the license term of the ZeroNines Always Available™ business continuity platform to a period of 24 months from the date of the change in control or described corporate event, unless ZeroNines will have previously consented to the change in control or described corporate event in its sole and absolute discretion.

In August 2011, the Company entered into employment agreements with five of its officers. Generally these employment agreements have an initial term ending July 31, 2014, and require these officers to devote at least thirteen hours per week to the business and affairs of the Company. Upon the closing of at least $400,000 in proceeds from this offering, these officers will begin receiving salaries of $7,000 each. These reduced salary levels will increase to $13,000 for each officer once the Company has closed on at least $1,500,000 in gross proceeds from the offering. The Company is not obligated to accrue amounts for any deferred salaries for these officers as no salary deferrals are called for under the employment agreements. Each officer will be entitled to receive an annual bonus each year to be determined by the board of directors based on individual achievement and company performance objectives established by the board.

In July 2011, the Company issued an additional 488,979 shares of the founders' common stock.

## PART III

### Item 1 and Item 2. Index and Description of Exhibits.

| Exhibit Number | Description |
|---|---|
| 2.1* | Articles of Incorporation of the ZenVault Medical Corporation (the "Issuer"), as filed with the Colorado Secretary of State on August 17, 2010 |
| 2.2 | Form of Amended and Restated Articles of Incorporation of the Issuer to be filed with the Colorado Secretary of State. |
| 2.3* | Bylaws of the Issuer, as currently in effect |
| 2.4† | Amended and Restated Bylaws of the Issuer, to be adopted by the Issuer in September 2011 |
| 3.2* | Designation of Preferences, Limitations and Relative Rights of Series A and Series B Preferred Stock of the Issuer as currently in effect |
| 3.3* | Founders' Stock Agreement by and among the Issuer and its founding stockholders |
| 3.4† | Joinder Agreement to Founders' Stock Agreement |
| 3.5 | Rescission Offer Election Form |
| 4.1 | Form of Subscription Agreement among the Issuer and prospective subscribers |
| 6.1† | Employment Agreement, effective August 31, 2011, by and between the Issuer and John C. Botdorf. |
| 6.2† | Employment Agreement, dated August 31, 2011, by and between the Issuer and Alan S. Gin |
| 6.3* | 2010 Stock Incentive Plan and forms of option agreement |
| 6.4† | Form of Director and Executive Officer Indemnification Agreement |
| 6.6* | Design and Build Agreement, dated December 15, 2010, by and between the Issuer and Z9 Services Group, LLC |
| 6.7 | Asset Purchase, License and Revenue Participation Agreement, dated August 30, 2011, by and among the Issuer and ZeroNines Technology, Inc.. |
| 6.8* | License Agreement, dated February 2011, by and between ZeroNines Technology, Inc. and MDe Solutions, Inc. |
| 9.1† | Escrow Agreement, dated February 2011, by and between the Issuer and American National Bank as escrow agent |
| 10.1† | Consent of Richardson & Patel, LLP |
| 10.2† | Consent of Mark W. Brunvand, M.D., to be named as a director nominee of the Issuer |
| 11.1† | Opinion of Richardson & Patel, LLP |
| 15.1 | Power of Attorney (see signature page to this offering statement on Form 1-A) |

† To be filed by amendment.
* Previously filed.

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 1st day of September, 2011.

**ZENVAULT MEDICAL CORPORATION**

By: 

**John C. Botdorf**
**Executive Chairman of the Board**

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



| Signature | Title | Date |
|---|---|---|
| John C. Botdorf | Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer) | September 1, 2011 |
| Alan S. Gin | Chief Executive Officer (Principal Executive Officer) and Director | September 1, 2011 |
| Bradley J. Claus | Chief Operating Officer and Director | September 1, 2011 |

*By: ______________________
**Attorney-in-Fact**

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 1st day of September, 2011.

**ZENVAULT MEDICAL CORPORATION**

By: ______________________________
**John C. Botdorf**
**Executive Chairman of the Board**

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



| Signature | Title | Date |
|---|---|---|
| John C. Botdorf | Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer) | September 1, 2011 |
| Alan S. Gin | Chief Executive Officer (Principal Executive Officer) and Director | September 1, 2011 |
| Bradley J. Claus | Chief Operating Officer and Director | September 1, 2011 |

*By: ______________________________
**Attorney-in-Fact**

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Castle Rock, State of Colorado, on this 1st day of September, 2011.

**ZENVAULT MEDICAL CORPORATION**

By: ______________________________
John C. Botdorf
Executive Chairman of the Board

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Botdorf and Alan S. Gin as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and in his name, place and stead, in any and all capacities, to sign the Form 1-A Regulation A Offering Statement of ZenVault Medical Corporation and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| John C. Botdorf | Executive Chairman of the Board and Acting Chief Financial Officer (Principal Financial Officer) | September 1, 2011 |
| Alan S. Gin | Chief Executive Officer (Principal Executive Officer) and Director | September 1, 2011 |
| Bradley J. Claus | Chief Operating Officer and Director | September 1, 2011 |

*By: ______________________________
Attorney-in-Fact